JOINT VENTURE AGREEMENT
RELATING TO
WEICHAI BALLARD HY-ENERGY TECHNOLOGIES CO., LTD.
by and between
WEICHAI POWER CO., LTD.
and
BALLARD HONG KONG LIMITED
NOVEMBER 13, 2018

This JOINT VENTURE AGREEMENT (this “Agreement”) is made and entered into on 2018 (the “Effective Date”) by and between:

A.
Weichai Power Co., Ltd., a public company limited by shares and existing under the Laws of the PRC (as defined below), whose registered office is at 197 Jia, Fushou East Street, High-Tech Development Zone, Weifang, PRC (“Weichai”); and

B.
Ballard Hong Kong Limited, a limited company and existing under the Laws of Hong Kong (as defined below), whose registered office is at Room 1901, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong (“Ballard”).

Weichai and Ballard are hereinafter jointly referred to as the “Parties” and individually as a “Party”.
Whereas

I.
Weichai is a leading equipment manufacturing group in China specializing in the manufacturing and sale of a wide range of industrial products, including but not limited to diesel engines, drivetrain, auto parts and components and commercial vehicles;

II.
Ballard Power Systems Inc., the parent company of Ballard, a public company limited by shares and existing under the Laws of British Columbia, whose registered office is at Suite 1700, Park Place, 666 Burrard Street, Vancouver BC V6C 2X8, Canada (“Ballard Parent Company”) is a world leader in PEM fuel cell and power system technology and is currently developing a new liquid-cooled fuel cell stack for heavy-duty motive and other applications; and

III.
Weichai and Ballard Parent Company have executed a Framework Agreement for Strategic Cooperation on 29 August 2018 (the “Framework Agreement”), pursuant to which Weichai and Ballard Parent Company have agreed to form a Sino-foreign equity joint venture company (the “JVCo”) in Shandong Province, PRC as a platform for long-term collaboration between them in the PEM fuel cell market for Buses, Commercial Trucks and Forklifts in the Territory (as defined below).

Based on the principle of equality and mutual benefit, and in accordance with the Company Law of the PRC, the Law of the PRC on Sino-foreign Equity Joint Venture and its implementing regulations, and other applicable PRC Laws, the Parties agree as follows:

1	Interpretation

1.1	Definition
In this Agreement, defined terms shall, unless otherwise defined in this Agreement, have the following meanings:
“Acceptance Notice” has the meaning set forth in Article 7.3(d)(i);
“Acceptance Period” has the meaning set forth in Article 7.3(c)(iii);
“Adjourned Meeting” has the meaning set forth in Article 9.6(a)(i);
“Affiliate” means, in relation to a given Person, any other Person who directly or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with such given Person;
“Agreement” has the meaning set forth in the Preamble;
“Ancillary Agreements” has the meaning set forth in Article 5.3;
“Annual Board Meeting” has the meaning set forth in Article 9.6(b)(i);
“Appraiser” means a reputable asset appraisal firm qualified to practice in the PRC and certified by the State-owned Assets Supervision and Administration of the State Council;
“Auditor” has the meaning set forth in Article 15.4;
“Balance of Plant” means the components, devices, materials, processes and subsystems assembled or designed for assembly around a Fuel Cell Stack, which may include:
(a)    fuel supply subsystem;
(b)    air supply subsystem;
(c)    cooling subsystem;
(d)    ventilation subsystem;
(e)    safety subsystem;
(f)    Fuel Cell Module systems controls;
(g)    power distribution subsystem; and
(h)    Fuel Cell Module system components for mechanical, thermal, noise, vibration, water and electromagnetic compatibility/ electromagnetic interference (EMC/EMI) protection;
which, together with a Fuel Cell Stack, takes fuel and delivers electricity for an application but, for greater certainty, excludes every item included in the definition of Fuel Cell Stack;
“Ballard” has the meaning set forth in the Preamble;

“Ballard Entities” has the meaning set forth in Article 22.1(a);
“Ballard Directors” has the meaning set forth in Article 9.2;
“Ballard Parent Company” has the meaning set forth in the Preamble;
“Ballard Put Option” has the meaning set forth in Article 27.6;
“Ballard Put Option Notice” has the meaning set forth in Article 27.6;
“Ballard Technology and Trademark License Agreement” has the meaning set forth in Article 5.3(b);
“Board” means the board of directors of the JVCo established pursuant to this Agreement and the JV Articles;
“Broad-Ocean” means Zhongshan Broad-Ocean Motor Co., Ltd.;
“Bus” means a large motor vehicle, having a long body, equipped with seats or benches for passengers, usually operating as part of a scheduled service, including vehicles consisting of a bus-body attached to the truck cabin of a light-duty or medium-duty truck chassis;
“Business” means the business undertaken by the JVCo from time to time as approved by the Board;
“Business Day” means any day which is not a Saturday, Sunday, public holiday or a day on which banks are not open for business in Vancouver, Canada or Shandong Province, PRC;
“Buy-out Bid” has the meaning set forth in Article 27.5(c)(i);
“Buy-Out Notice” means a written offer or expression of interest by one Party to purchase the other Party’s Equity Interest in the JVCo according to the buy-out procedures as set out in Article 27.5;
“Bid Valuation” has the meaning set forth in Article 27.5(c)(i);
“Capital Increase” has the meaning set forth in Article 6.7(a);
“CFO” has the meaning set forth in Article 11.1(b);
“Chairman” has the meaning set forth in Article 9.3(a);
“Change of Control” means, in relation to a given Person, the occurrence of any event where any other Person who Controls it ceases to do so or any other Person acquires Control of it. Anything in the foregoing to the contrary notwithstanding, a transaction shall not constitute a Change of Control if its sole purpose is to change the legal jurisdiction of a Person’s incorporation or to create a holding company that will be owned in substantially the same proportions by the Person who Controls the given Person immediately before such transaction;

“Claim” means any suit, action, proceeding, claim or demand;
“Commercial Truck” means a light-duty, medium-duty or heavy-duty truck used for carrying goods or fare-paying passengers;
“Commercial Vehicle OEM” means an original equipment manufacturer of Buses, Commercial Trucks or Forklifts;
[definitions related to commercially sensitive provisions redacted]
“Conditions Precedent” has the meaning set forth in Article 6.5(a);
“Confidential Information” has the meaning set forth in Article 25.1(a);
“Contribution” has the meaning set forth in Article 6.4(a);
“Control” of a given Person means the power or authority, whether exercised or not, to direct the business, management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, contractual arrangement or otherwise, which power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than fifty percent (50%) of the votes entitled to be cast at a meeting of the members or shareholders of such Person or power to control the composition of the board of directors or similar governing body of such Person; and the terms “Controlled” and “Controlling” shall have the meaning correlative to the foregoing;
“CTO” has the meaning set forth in Article 11.1(b);
“Deadlock” has the meaning set forth in Article 9.7(a);
“Declining Notice” has the meaning set forth in Article 7.3(d)(ii);
“Default Termination Event” has the meaning set forth in Article 27.2;
“Defaulting Party” has the meaning set forth in Article 27.2(a);
“Definitive Transaction Documents” means this Agreement, the R&D Agreement, the JV Articles, the MEA Supply Agreement, the Ballard Technology and Trademark License Agreement and the Weichai Trademark License Agreement;
“Deputy CFO” has the meaning set forth in Article 11.1(b);
“Deputy General Manager” has the meaning set forth in Article 11.1(b);
“Development Programs” has the meaning set forth in the R&D Agreement;
“Directors” mean the members of the Board of the JVCo;
“Disclosing Party” has the meaning set forth in Article 25.1;

“D&O” has the meaning set forth in Article 9.2(g);
“Effective Date” has the meaning set forth in the Preamble;
“Equity Interest” means in relation to either Party, the percentage interest in the registered capital of the JVCo held by that Party from time to time;
“Financial Year” means the period commencing on January 1 and ending on December 31 of each year;
“FMV” has the meaning set forth in Article 27.5(a);
“Force Majeure Event” means any objective circumstances which are unforeseen, unavoidable, insurmountable or otherwise beyond the control of the Party, including lightning, typhoon, storm, flood, fire, earthquake or other acts of nature, epidemic, war, strike and civil disobedience;
[definitions related to commercially sensitive provisions redacted]
“Forklift” means a powered industrial vehicle that employs horizontal prongs that can be raised and lowered for loading, transporting and unloading goods;
“Forklift Modules” has the meaning set forth in the R&D Agreement;
“Formation Date” means the date on which the first business license is issued to the JVCo;
“Framework Agreement” has the meaning set forth in the Preamble;
“Fuel Cell Module” means an integrated module consisting of:

(a)	one or more Fuel Cell Stacks; and

(b)	the Balance of Plant;
“Fuel Cell Stack” means a PEM fuel cell stack and components, devices, materials, processes and subsystems thereof necessary or desirable for the functioning of, and comprising part of, the fuel cell stack, including:

(a)	MEAs;

(b)	plates with flow fields for fuel, oxidant and/or coolant; and

(c)	seals and compression hardware; and may further include:

(i)	components for mechanical, thermal, noise, vibration, water and electromagnetic compatibility/electromagnetic interference (EMC /EMI) protection; and

(ii)	electrical and mechanical interfaces;
“Future Technologies” has the meaning set forth in the R&D Agreement;
“General Manager” has the meaning set forth in Article 11.1(b);
“Governmental Authority” means (i) any international, multinational, national, federal, provincial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any stock exchange and (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above;
[definitions related to commercially sensitive provisions redacted]
“HDM Modules” has the meaning set forth in the R&D Agreement;
“HKIAC” has the meaning set forth in Article 33.2(a);
“Hong Kong” means the Hong Kong Special Administrative Region of the PRC;
“IFRS” means the international financial reporting standards issued by the International Financial Reporting Standards Foundation and the International Accounting Standards Board;
“Insolvency Event” has the meaning set forth in Article 27.2(b);
“Intellectual Property Rights” of a Person means that Person's right, title and interest in and to all patents, patent applications, utility models, trademarks, goodwill, service marks, registered designs, unregistered design rights, copyrights, moral rights, technical drawings, business names, database rights, internet domain names, brand names, computer software programs and systems (including source code, object code, executables, macros, scripts and libraries), know-hows, innovations, confidential information and other industrial or commercial intellectual property rights whatsoever and wheresoever and whether registered or capable of registration or not and all applications for registration or protection of the above;
“Intra-Group Transfer Notice” has the meaning set forth in Article 7.2(a);
“IPO” has the meaning set forth in Article 24.1;
“Joint Venture Term” has the meaning set forth in Article 26.1;
“JV Articles” means the Articles of Association of the JVCo executed by the Parties on the same date of this Agreement and any amendment thereto from time to time;
“JVCo” has the meaning set forth in the Preamble;

“JVCo Competitor” means a Person whose principal business (meaning such business generates at least 50% of the overall revenues of such Person) is developing, manufacturing and distributing Fuel Cell Stacks and Fuel Cell Modules in the Territory;
“Law” means any and all applicable (i) laws, constitutions, treaties, statutes, codes, ordinances, orders, decrees, rules, regulations and by-laws, (ii) judgments, orders, writs, injunctions, decisions, awards and directives of any Governmental Authority and (iii) policies, guidelines, notices and protocols of any Governmental Authority.
“Licensed Markets” means fuel cell powered Buses, Commercial Trucks and Forklifts;
“Liquidation Committee” has the meaning set forth in Article 28.2;
“Losses” means any direct loss, liability, cost and loss of anticipated benefit which is reasonably foreseeable by the breaching Party as at the Effective Date of this Agreement, or as otherwise defined under the applicable PRC Laws;
“LCS Stack” has the meaning set forth in the R&D Agreement;
“Material Modification” means any Modification that affects the safety, quality, Fit, Form or Function of a R&D Product in any material respect. As used herein:

(a)	“Fit” means the physical dimensions of R&D Products and components thereof that affect their interchangeability;

(b)	“Form” means the appearance of R&D Products visible to a user of them which affects the Fit and/or the Function of the R&D Product; and

(c)	“Function” means the operational characteristics of the R&D Product that affect the method of operation;
“MEA” means membrane electrode assembly;
[definitions related to commercially sensitive provisions redacted]
“MEA Supply Agreement” has the meaning set forth in Article 5.3(c);
“Modifications” means any and all the updates, improvements or modifications to the R&D Products that may be developed by Ballard or Weichai or their respective Affiliates, as applicable, following completion of the Development Programs in accordance with the provisions of the R&D Agreement; but excludes Future Technologies;
“Next-Gen Stack” has the meaning set forth in the R&D Agreement;
“Next-Gen Stack SOP” has the meaning set forth in Article 11.1(d);
“No Fault Termination Event” has the meaning set forth in Article 27.2;

“Non-Defaulting Party” has the meaning set forth in Article 27.2(a);
“Non-Material Modification” means any Modifications that are not Material Modifications;
“Non-Transferring Party” has the meaning set forth in Article 7.2(a);
“Notifying Party” has the meaning set forth in Article 27.4(a);
“Offer” has the meaning set forth in Article 7.3(a);
“Offshore Taxes” has the meaning set forth in Article 20.3;
“PEM” means proton exchange membrane;
“Person” means any individual, corporation, partnership, joint venture, enterprise, association, joint-stock company, limited liability company, trust or unincorporated organization;
“PRC” means the People’s Republic of China (for the purpose of this Agreement, excluding Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan);
“PRC GAAP” means generally accepted accounting principles in the PRC from time to time;
“Purchaser” has the meaning set forth in Article 27.5(a);
“Representative” means any Affiliate of a Party and any director, officer, employee or agent of that Party or of any Affiliate of that Party;
“R&D Agreement” means the definitive Research and Development Agreement entered into by and between Ballard Parent Company and Weichai on the same date of this Agreement;
“R&D Fees” has the meaning set forth in the R&D Agreement;
“R&D Products” has the meaning set forth in the R&D Agreement;
“Receiving Party” has the meaning set forth in Article 25.1;
“Registrable Securities” means any and all shares of the JVCo’s share capital that are reorganized by and restructured from the Equity Interests of the JVCo and are qualified for an IPO in accordance to the applicable Laws;
“Relevant Equity Interest” has the meaning set forth in Article 7.3(a);
“Remaining Party” has the meaning set forth in Article 7.3(b);
“Reserved Matters” has the meaning set forth in Article 9.4;
“Right of First Offer” has the meaning set forth in the R&D Agreement;

“RMB” means the lawful currency of the PRC;
“SAIC” means the State Administration of Industry and Commerce of the PRC and its local branches;
“Second Adjourned Meeting” has the meaning set forth in Article 9.6(a)(i);
“Seller” has the meaning set forth in Article 27.5(a);
“Selling Party” has the meaning set forth in Article 7.3(a);
“Senior Management” has the meaning set forth in Article 11.1(b);
“Shareholder Loan” has the meaning set forth in Article 6.7(a);
“Subsidiary” of a Person means any other Person that, at any time is directly, or indirectly through one or more intermediaries, Controlled by such Person;
“Tagged Equity Interest” has the meaning set forth in Article 7.4(a)(ii);
“Tag Notice” has the meaning set forth in Article 7.4(a);
“Tag Period” has the meaning set forth in Article 7.4(a)(iii);
“Tag Right” has the meaning set forth in Article 7.4(a)(ii);
“Technology Committee” has the meaning set forth in Article 11.1(c);
“Termination Notice” means a Party’s written notice of termination of this Agreement pursuant to the provisions of Article 27.3(b)(i) or 27.4(b)(A)(i);
“Territory” means the People’s Republic of China, including the Hong Kong Special Administrative Region, the Macao Special Administrative Region and Taiwan;
“Third Party License” has the meaning set forth in the R&D Agreement;
“Third Party Purchaser” has the meaning set forth in Article 7.3(a);
“Transferee Affiliate” has the meaning set forth in Article 7.2(a);
“Transfer Notice” has the meaning set forth in Article 7.3(b);
“Transferring Party” has the meaning set forth in Article 7.2(a);
“VAT” has the meaning set forth in Article 20.4;
“Vice-Chairman” has the meaning set forth in Article 9.3(a);

“Weichai” has the meaning set forth in the Preamble;
“Weichai Directors” has the meaning set forth in Article 9.2;
“Weichai Entities” has the meaning set forth in Article 22.1(b);
“Weichai Guarantee” has the meaning set forth in Article 6.7(a);
“Weichai Trademark License Agreement” has the meaning set forth in Article 5.3(d); and
“Year 1”, “Year 2”, “Year 3” and “Year 4” have the meaning set forth in Schedule A..

1.2	Headings
Headings of Articles are inserted for convenience only and shall not affect the construction of this Agreement.

1.3	Singular and Plural
In the English version of this Agreement, the singular shall include the plural and vice versa.

1.4	Articles, Appendixes, Schedules etc.
References to this Agreement shall include any Appendixes and Schedules to it and references to Articles, Appendixes and Schedules are to articles of and appendixes and schedules to this Agreement.

1.5	Gender
In this Agreement, pronouns of either gender shall include, as appropriate, the other pronoun forms.

1.6	Day and Time

(a)
Unless the context otherwise requires, if any rights or obligations under this Agreement fall on a date which happens not to be a Business Day, such rights or obligations shall instead fall on the next succeeding Business Day after such stated date.

(b)	References to time are to the local time in Beijing in the PRC.

1.7	Include
The word “include”, “includes” and “including” when used in this Agreement shall be deemed to be followed by the phrase “without limitation”.

2    Shareholders

2.1
Weichai, a public company limited by shares registered in the PRC with its registered address at 197 Jia, Fushou East Street, High-Tech Development Zone, Weifang, PRC (unified social credit number: 913700007456765902).

[contact information redacted]

2.2
Ballard, a limited company registered in Hong Kong with its registered address at Room 1901, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong (company number: 2405006; business registration certificate number: 66443387-000-07-18-5).

[contact information redacted]
3    Representations and Warranties

3.1	Representations and Warranties of the Parties
Each Party represents and warrants to the other Party that:

(a)
it is a company limited by shares or a limited company (as the case may be) duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation. Each Party has all requisite corporate power and authority necessary to enable it to own, lease or otherwise hold its assets and to carry on its business as presently conducted;

(b)
each Party has the full power, authority and has taken all actions necessary for it to enter into and deliver this Agreement, the JV Articles and the Ancillary Agreements to which it is a party and perform its obligations under such documents;

(c)	the signatory of each Party to this Agreement, the JV Articles and the Ancillary Agreements to which it is a party has the authority to execute them for and on behalf of it;

(d)
the entry into and delivery of, when executed, and the performance of each of this Agreement, the JV Articles and the Ancillary Agreements to which it is a party will not result in any breach of its articles of association or similar constitutional document or any of its legal or contractual obligations or result in any Claim by any third party against the other Party or the JVCo;

(e)
as of the date of this Agreement and subject to the exceptions and qualifications disclosed by it under Article 29.2 of this Agreement, there is no lawsuit, arbitration, or legal, administrative or other proceeding or governmental investigation pending or, to the best of its knowledge, threatened against it with respect to the subject matter of this Agreement, the JV Articles and the Ancillary Agreements or that would affect in any way its ability to enter into or perform this Agreement, the JV Articles and the Ancillary Agreements; and

(f)
as of the date of this Agreement, no steps have been taken or legal proceedings commenced or, to the best of its knowledge, threatened against it for its winding up or for it to be declared bankrupt or insolvent or for a liquidation committee to be appointed in respect of its assets or business.

3.2	Repetition
Each Party further represents and warrants to the other Party that each of the representations and warranties given by it under Article 3 shall be true, accurate and complete in all respects and not misleading as at the date of this Agreement and each capital contribution date as if they had been given again on each capital contribution date.
4    Establishment

4.1	Establishment
In accordance with the applicable PRC Laws, the Parties agree to establish the JVCo as soon as reasonably practicable but in any event within two (2) months following the execution of this Agreement, with the objective to engage in the business as described in Article 5.2 of this Agreement pursuant to the terms and conditions hereunder.

4.2	Name of the JVCo

4.2.1	The name of the JVCo shall be “潍柴巴拉德氢能科技有限公司” in Chinese and “Weichai Ballard Hy-Energy Technologies Co., Ltd.” in English.

4.2.2
The terms and conditions for the use by the JVCo of the names, logos and trademarks of Weichai and Ballard respectively in its corporate name shall be pursuant to the Weichai Trademark License Agreement and Ballard Technology and Trademark License Agreement respectively.

4.2.3
The name of the JVCo shall always remain the same as agreed under this Article 4.2 unless (X) otherwise agreed by the Parties in writing, or (Y) otherwise provided in the Weichai Trademark License Agreement and Ballard Technology and Trademark License Agreement respectively, or (Z) Weichai or Ballard (including the Affiliates of Weichai or Ballard, as the case may be) holds less than five percent (5%) of Equity Interests in the JVCo, in which case the words of “Weichai/潍柴” or “Ballard/巴拉德” (as the case may be) shall be removed from the name of the JVCo at the request of the relevant Party.

4.3	Registered Address of the JVCo
The registered address of the JVCo shall be at 109 Block 3, 169 Huai’an Road, Yongchun Community, Qingchi Street, High-Tech Development Zone, Weifang, Shandong Province, PRC.

4.4	Limited Liability

4.4.1
The JVCo shall be a Sino-foreign equity joint venture company, established as a limited liability company with enterprise legal person status under the PRC Laws. The liability of each Party shall be limited to the amount of Equity Interest it has agreed to contribute to the registered capital of the JVCo pursuant to this Agreement.

4.4.2	The Parties shall share the profits and bear the losses of the JVCo in proportion to their respective holdings of Equity Interest from time to time.

4.5	Branches and Subsidiaries
The JVCo may establish subsidiaries and branches in and outside the PRC subject to obtaining all necessary approvals of the competent Governmental Authorities and the approval of the Board pursuant to Article 9.

4.6	Compliance with PRC Laws
The activities of the JVCo shall be governed and protected by PRC Laws. The JVCo shall be entitled to all the protection, privileges, rights and benefits conferred by PRC Laws.
5    Purpose and Business Scope

5.1	Purpose
The purpose of the Parties in establishing the JVCo is to strengthen a long-term collaboration between the Parties in the PEM fuel cell market for Buses, Commercial Trucks and Forklifts in the Territory.

5.2	Business Scope

5.2.1	The business scope of the JVCo shall include the following:

(a)	research, develop, manufacture, assemble, use, sell, offer to sell, service the R&D Products for the Licensed Markets in the Territory;

(b)
from the date of the Ballard Technology and Trademark License Agreement until the date of the Next-Gen Stack SOP (or such other date as the Parties may agree), to manufacture, assemble, use, sell, offer to sell and service the LCS Stacks for the Licensed Markets in the Territory;

(c)	market and sell the components of the HDM Modules and Forklift Modules (but not components of the Next-Gen Stacks or LCS Stacks) for the Licensed Markets in the Territory;

(d)	with the support of Ballard and Weichai, engage in R&D to develop and manufacture its own Fuel Cell Stack and Fuel Cell Module products; provided, that in the course of any future research and development activities of the JVCo with respect to the Fuel Cell Stack and Fuel Cell Modules: (x) it shall be subject to a business plan approved by the Board; (y) such activities will not negatively prejudice or impact the Development Programs or diminish Ballard’s reasonable expectations regarding collaboration on Future Technologies or the MEA Supply Agreement (subject to its terms and conditions); and (z) it shall be subject to the restrictions in relation to the Material Modifications to the R&D Products as provided in the R&D Agreement; and

(e)	further business scope as approved by the Board and filed with and/or approved by the competent Governmental Authorities (as the case may be) from time to time.
[Commercially sensitive pricing terms and product specifications redacted]

5.3	Ancillary Agreements
Both Parties agree and acknowledge that the following documents (the “Ancillary Agreements”) are essential for the JVCo to carry on the Business. Each Party undertakes to (in the case of Ballard, it will procure Ballard Parent Company to) enter into each of the Ancillary Agreements (if it is a party to such Ancillary Agreement) or shall procure the JVCo to enter into such Ancillary Agreement in a form satisfactory to each Party within seven (7) days following the Formation Date of the JVCo:

(a)	An assignment agreement to the R&D Agreement among Weichai, Ballard Parent Company and the JVCo (as attached to the R&D Agreement);

(b)
a technology and trademark license agreement between Ballard Parent Company and the JVCo on the grant of: (i) a non-assignable, non-exclusive, fully paid-up and royalty-free license to the background proprietary technology held by Ballard Parent Company and its Affiliates developed for Fuel Cell Stacks and Fuel Cell Modules (excluding the MEA); and (ii) a non-assignable, non-exclusive, fully paid-up and royalty-free license to use certain of Ballard Parent Company’s trademarks in association with the research, development, manufacture, assembly, use, sale, offer to sell, service of the R&D Products and any other products developed by the JVCo or otherwise licensed by Ballard Parent Company for the Licensed Markets in the Territory, as attached in Schedule B (the “Ballard Technology and Trademark License Agreement”);

(c)
an MEA supply agreement between Ballard Parent Company and the JVCo pursuant to which the JVCo shall purchase MEAs exclusively from Ballard Parent Company for the Next-Gen Stacks, as attached in Schedule C (the “MEA Supply Agreement”); and

(d)
a trademark license agreement between Weichai and the JVCo on the grant of a non-assignable, non-exclusive, fully paid-up and royalty-free license to use certain of Weichai’s trademarks in association with the research, development, manufacture, assembly, use, sale, offer to sell, service of the R&D Products and any other products developed by the JVCo or otherwise licensed by Weichai for the Licensed Markets in the Territory, as attached in Schedule D (the “Weichai Trademark License Agreement”).

5.4	Localization of the MEA
[Commercially sensitive provisions relating to the manufacture of parts redacted]
6    Total Investment Amount and Registered Capital

6.1	Total Investment Amount
The total investment amount of the JVCo shall be RMB 3,300,000,000 or equivalent US dollars.

6.2	Registered Capital

(a)	The registered capital of the JVCo shall be RMB 1,100,000,000 or equivalent US dollars;

(b)	Weichai’s contribution to the registered capital shall be RMB 561,000,000 which represents fifty one percent (51%) of the registered capital of the JVCo;

(c)	Ballard’s contribution to the registered capital shall be the equivalent of RMB 539,000,000, which represents forty nine percent (49%) of the registered capital of the JVCo.

6.3	Form of Contribution

(a)
Weichai’s and Ballard’s contribution to the registered capital shall be made in cash, or other non-monetary assets that can be valued in cash and transferred to the JVCo as otherwise agreed to in writing by the Parties; and

(b)
For the purpose of this Article 6, the conversion rate between US dollars and RMB shall be calculated according to the average of the buying and selling rates quoted by the People’s Bank of China for the relevant currency on the date of the relevant capital contribution.

6.4	Timing of Contribution
[Commercially sensitive provisions relating to timing of contribution and related matters redacted]

6.5	Conditions Precedent for Contribution

(a)
Notwithstanding any other provisions of this Agreement, unless otherwise agreed by Weichai and Ballard in writing, the obligations of Weichai and Ballard to contribute capital to the JVCo pursuant to the provisions under Articles 6.2, 6.3 and 6.4 and Schedule A shall be conditional upon all of the following conditions (the “Conditions Precedent”) having been satisfied or waived in accordance with Articles 6.5(b) to 6.5(c):

(i)
all of this Agreement, the JV Articles and the Ancillary Agreements, or the forms thereof (as the case may be), each having been duly executed or confirmed (as the case may be) by the relevant parties thereto, and this Agreement and the JV Articles having been submitted to SAIC for the purposes of the purpose and business scope under Article 5;

(ii)	the first business license, in a form acceptable to both Parties, having been issued to the JVCo by SAIC;

(iii)	the Capital Contribution Account has been opened in the name of the JVCo;

(iv)
there being no objection or response from any Governmental Authority to this Agreement and the JV Articles or any of the matters set out thereunder that will adversely affect the rights of either Party; and

(v)
no Party suffers any of the following events on or prior to the Contribution: (i) it engages in any fraudulent conduct or conduct in bad faith that has a material adverse effect on any matter contemplated by this Agreement, the JV Articles or the Business or any reputation of the other Party or the JVCo; or (ii) it commits a material breach of this Agreement, the JV Articles or the R&D Agreement and either (X) the material breach is not capable of being cured or (Y) save as otherwise provided for in this Agreement, it fails to remedy that material breach within sixty (60) days of the other Party sending it a notice requiring it to remedy such breach, or such other period of time as may be agreed by the Parties in writing.

(b)	Each of Weichai and Ballard shall use all commercially reasonable efforts to ensure the satisfaction of the Conditions Precedent as soon as reasonably practicable after the date of this Agreement.

(c)
To the extent permitted by applicable PRC Laws, Weichai and Ballard shall have the right jointly to waive, by agreement in writing between Weichai and Ballard, in whole or in part, conditionally or unconditionally, any or all of the Conditions Precedent.

6.6	Decrease or Increase of the Registered Capital

(a)
During the Joint Venture Term, the JVCo may increase or decrease the amount of the registered capital only with the approval of the Board as set forth in Article 9.4 and the necessary registration / filing with the competent Governmental Authorities.

(b)
Each Party shall have the pre-emptive right to contribute towards any increase in the registered capital of the JVCo in proportion to their respective shareholding percentage of Equity Interest and thus maintain their respective shareholding percentage of Equity Interest in the JVCo. In the event that the Board approves a Capital Increase according to Article 9 hereof, the JVCo shall immediately give a notice to each Party for exercising the pre-emptive right to purchase up to such percentage of the increased Equity Interests pro rata to such Party’s then shareholding percentage in the JVCo to complete such Capital Increase.

6.7	Financing

(a)
If the Board decides that the JVCo requires additional investment to fund its business expansions or other corporate purposes, the JVCo shall explore options to fund such purposes through external financing based on the JVCo's own assets and creditability

(including by way of government subsidies or commercial loans) to the extent available; provided that any external financing raised by the JVCo shall not confer on a lender any right in respect of, or right to security over, the Equity Interest of JVCo held by either Party from time to time as a result of the provision of such financing unless otherwise agreed by the relevant Party. However, if no sufficient external financing can be obtained to fund such purposes, the JVCo may request further funding by way of (i) additional Shareholder Loans at arm’s length and on market terms; provided that, except as otherwise provided in this Agreement expressly, neither Party or its respective Affiliates shall have any obligation to extend loans to the JVCo, nor shall it have any obligation to provide guarantee, security or support in any other forms for the financings of the JVCo; or (ii) an increase in the registered capital of the JVCo in accordance with Article 6.6 (the “Capital Increase”). If either Party advances any shareholder loan to the JVCo (each a “Shareholder Loan”) or if Weichai provides any guarantee in respect of any debt facility to be granted by any financial institution to the JVCo (the “Weichai Guarantee”), the Parties agree that the JVCo shall use its commercially reasonable efforts to prioritize repayment of any Shareholder Loan or any debt facility secured by Weichai Guarantee. Ballard agrees that, in respect of any Weichai Guarantee, the JVCo shall pay Weichai a guarantee fee to be determined by way of a bargain at arm’s length and on market terms.

(b)
If a Capital Increase is required by the JVCo pursuant to Article 6.7(a), Weichai and Ballard shall, respectively, procure that the Weichai Directors and Ballard Directors on the Board will vote for and approve such Capital Increase that is consistent with a business plan approved by Board according to Article 9 hereof and sign any necessary resolution and/or documents that are necessary to effectuating such Capital Increase; [Commercially sensitive financial information and business terms redacted]

7    Transfer of Equity Interest

7.1	Restrictions

(a)	Unless otherwise agreed in this Agreement, within five (5) years of the Formation Date of the JVCo, without the prior written consent of the other Party, neither Party may:

(i)	sell, assign, exchange, transfer or otherwise dispose of, or grant any option over, all or part of its Equity Interest;

(ii)	pledge, mortgage or otherwise encumber all or part of its Equity Interest; or

(iii)	enter into an agreement with any Person in relation to its right to appoint any Director under this Agreement or the exercise of the right of any Director appointed by it.

(b)	Unless otherwise agreed in this Agreement, during the entire Joint Venture Term, without the prior written consent of the other Party, neither Party may:

(i)	sell, assign, exchange, transfer or otherwise dispose of, or grant any option over, all or part of its Equity Interest to any Competitor of the other Party;

(ii)	pledge, mortgage or otherwise encumber all or part of its Equity Interest in favor of any Competitor of the other Party; or

(iii)	enter into an agreement with any Competitor of the other Party in relation to its right to appoint any Director under this Agreement or the exercise of the right of any Director appointed by it.

(c)
Notwithstanding the restrictions contained under this Article 7.1, the Parties agree that, Ballard may, after the Formation Date of the JVCo, transfer up to ten percent (10%) of the Equity Interest held by it in the JVCo to Broad-Ocean; provided that Weichai, Ballard and Broad-Ocean shall separately agree on an amended and restated joint venture agreement and articles of association. In this case, Weichai shall be deemed to have waived its preemptive right with respect to the transfer permitted hereunder under this Agreement or under PRC Laws with respect to such transfer.

7.2	Transfer to Affiliate

(a)
Notwithstanding the restrictions contained under Article 7.1, either Party (the “Transferring Party”) may transfer all but not part of its Equity Interest to an Affiliate of that Party (the “Transferee Affiliate”), provided that (i) the Transferring Party shall give at least ten (10) Business Days’ prior notice (the “Intra-Group Transfer Notice”) to the other Party (the “Non-Transferring Party”), which shall specify the name, jurisdiction of incorporation and registered address of the Transferee Affiliate and the name, position, nationality and address of the legal representative or the authorized representative (as the case may be) of the Transferee Affiliate; (ii) the prior written consent of the Non-Transferring Party to such transfer shall have been obtained (which consent shall not be unreasonably withheld, rejected or delayed); and (iii) the Transferring Party shall procure the Transferee Affiliate to enter into an amended and restated joint venture agreement and articles of association, which shall be in the form substantially the same as this Agreement and the JV Articles.

(b)
Where either Party transfers all of its Equity Interests or a Transferee Affiliate re-transfers all of its Equity Interests pursuant to Article 7.2(a), the other Party shall be deemed to have irrevocably and unconditionally waived their rights of first refusal in respect of such transfer, and shall execute a written consent or such other documents in respect of such transfer and a written waiver of their rights of first refusal in respect of such transfer in the form as may be required by Governmental Authority.

(c)
If any Party makes a transfer to an Affiliate, then such Transferring Party shall undertake joint and several guarantee liability for the performance by the Transferee Affiliate of all obligations to be performed by it hereunder.

(d)	If the Transferee Affiliate would cease to be an Affiliate of the Transferring Party, the Transferee Affiliate (and/or any subsequent transferee in a series of transfers to Transferee

Affiliates) shall immediately transfer all of its Equity Interests back to the original Transferring Party or another Affiliate of the Transferring Party. In this case, the original Transferring Party or its other Affiliate (as the case may be) shall immediately enter into an amended and restated joint venture agreement and articles of association, which shall be in the form substantially the same as this Agreement and the JV Articles. Failure to re-transfer such Equity Interests within sixty (60) days of the date when the Transferee Affiliate ceases to be an Affiliate shall constitute a Default Termination Event pursuant to Article 27.2(c) below.

7.3	Right of First Refusal

(a)
Subject to compliance with the provisions of Articles 7.1 and 7.2 and pursuant to this Article 7.3, either Party (the “Selling Party”) may transfer all or part of its Equity Interest (the “Relevant Equity Interest”) to a bona fide third party (the “Third Party Purchaser”) only if it receives a binding offer (the “Offer”), payable in cash, which contains all material terms and conditions of an offer to buy such Relevant Equity Interest (including the price and the intended completion date of the Offer). For the sake of clarity, this Article 7.3 shall not deny or restrict, to the maximum extent permitted by the applicable Law, either Party’s rights and activities (such as go-shop for competing bids) for the purposes of solicitation of an Offer.

(b)
In the event that the Selling Party receives an Offer which it wishes to accept, it shall immediately give a notice (the “Transfer Notice”) to the other Party (the “Remaining Party”) offering to sell the Relevant Equity Interest to the Remaining Party at the same cash price as set forth in the Offer, and on terms and conditions which are no less favorable than those contained in the Offer.

(c)	The Transfer Notice shall be irrevocable and shall state:

(i)	the amount of Relevant Equity Interest that the Selling Party proposes to transfer;

(ii)	the identity and jurisdiction of incorporation of the Third Party Purchaser and, where acting as trustee, the ultimate beneficial owner of the trust;

(iii)
an offer to sell the Relevant Equity Interest of the Selling Party to the Remaining Party and the period within which the offer shall remain open to be accepted, which period shall be not less than twenty (20) Business Days from the date of the Transfer Notice (the “Acceptance Period”); and

(iv)	the price and full details of all other terms and conditions of the Offer made by the Third Party Purchaser.

(d)	The Remaining Party, once it has received a Transfer Notice, may:

(i)	accept the offer by sending a notice to the Selling Party within the Acceptance Period accepting the offer set forth in the Transfer Notice (the “Acceptance Notice”);

(ii)	decline the offer by sending a written notice (the “Declining Notice”) to the Selling Party within the Acceptance Period declining the offer set forth in the Transfer Notice; or

(iii)
neither send the Acceptance Notice nor reply to the Transfer Notice within the Acceptance Period, in which case the Remaining Party shall be deemed not to have accepted the offer set forth in the Transfer Notice.

(e)
In the event that the offer set forth in the Transfer Notice is accepted in whole by the Remaining Party pursuant to Article 7.3(d)(i), the Selling Party shall sell the Relevant Equity Interest to the Remaining Party within three (3) months of receipt of Acceptance Notice.

(f)
Subject to and in accordance with the provisions under Article 7.4, if the offer set forth in the Transfer Notice is declined or is deemed not to have been accepted pursuant to Article 7.3(d)(ii) or 7.3(d)(iii):

(i)	the Selling Party may accept the Offer and sell the Relevant Equity Interest to the Third Party Purchaser;

(ii)
the Remaining Party shall consent to the transfer in writing and execute a written waiver of its pre-emptive rights in relation to such transfer in such form as may be required by the competent Governmental Authorities; and

(iii)
the transfer of the Relevant Equity Interest to the Third Party Purchaser shall be completed within six (6) months from the date the Offer set forth in the Transfer Notice is declined or is deemed not to have been accepted. Should such transfer fails to be completed within the specified six (6) months period, then any and all negotiation, approval or registration process in respect of the transfer shall be terminated forthwith, the Equity Interest shall revert to the Selling Party and the provisions of Articles 7.3(a) through 7.3(f) shall again revive and apply, unless the Remaining Party agree otherwise. For the purpose of this Article 7.3(f)(iii), the transfer of the Equity Interests shall be deemed completed when the registration with the SAIC is completed for the transfer of the Equity Interests.

7.4	Tag Right

(a)
Where Weichai wishes to sell some or all of its Equity Interest to a bona fide Third Party Purchaser, and the terms and conditions contemplating such sale, if completed, would result in such Third Party Purchaser having Control of the JVCo, and if the offer set forth in the Transfer Notice issued by Weichai to Ballard is declined or is deemed not to have been accepted pursuant to Article 7.3(d)(ii) or 7.3(d)(iii), Weichai must immediately but no later than twenty (20) Business Days after the end of Acceptance Period give a written notice (the “Tag Notice”) to Ballard. The Tag Notice shall be irrevocable and must:

(i)	state the price and full details of all other terms and conditions of the Offer, including any necessary amendments to the original Offer for the Tag Notice purpose;

(ii)
state that, (x) Ballard has a right (the “Tag Right”) to sell all of Ballard’s Equity Interest (the “Tagged Equity Interest”) at the price and terms and conditions set forth in the Tag Notice which are no less favorable than those contained in the Offer, and (y) if Ballard exercises its Tag Right in accordance with Article 7.4(b), as a condition of the sale of Relevant Equity Interest to the Third Party Purchaser in the Offer, Weichai shall require the Third Party Purchaser to also purchase Ballard’s Tagged Equity Interest; and

(iii)	specify a period, which must be not less than twenty (20) Business Days from the date of the Tag Notice, during which Ballard may exercise the Tag Right (the “Tag Period”).

(b)
Exercise of Tag Right. Ballard may exercise the Tag Right by giving notice in writing to Weichai (with a copy to the JVCo) no later than 5.00 p.m. on the last Business Day of the Tag Period. Any exercise of a Tag Right is irrevocable, unless Weichai otherwise agrees in writing.

(c)	Effect of Exercise of Tag Right. If Ballard exercises its Tag Right in accordance with Article 7.4(b) and the Tag Notice, then:

(i)
Weichai must not complete the sale of the Relevant Equity Interest to the Third Party Purchaser unless at the same time the Third Party Purchaser buys Ballard’s Tagged Equity Interest at the price and terms and conditions in the Tag Notice;

(ii)	Ballard must sell the Tagged Equity Interest to the Third Party Purchaser as noticed in the Tag Notice; and

(iii)
Ballard must warrant that it is transferring the Tagged Equity Interest free from any encumbrances and together with all rights, benefits and advantages attached to them, except the right to any dividend declared but not paid prior to the date of the completion of such Tagged Equity Interest.

(d)
The transfer of the Tagged Equity Interest to the Third Party Purchaser shall be completed within six (6) months after the end of the Tag Period. Should such transfer fails to be completed within the specified six (6) months period, then any and all negotiation, approval or registration process in respect of the transfer of the Relevant Equity Interest by Weichai and the Tagged Equity Interest by Ballard to the Third Party Purchaser shall be terminated forthwith, such Equity Interest shall revert to Weichai and Ballard (as the case may be) and the provisions of Articles 7.3(a) through 7.3(f) and Article 7.4 shall again revive and apply, unless the Remaining Party agree otherwise. For the purpose of this Article 7.4(d), the transfer of the Equity Interests shall be deemed completed when the registration with the SAIC is completed for the transfer of the Equity Interests.

7.5	Completion of Transfer
The relevant parties shall execute such legal documentation and take such steps as are required to apply for and obtain all necessary registrations, filings or approvals (if applicable) in connection with the transfer of the Equity Interest pursuant to this Article 7. In so doing, the relevant parties shall act in good faith in order not to unduly delay the completion of the transfer of the Equity Interest.

7.6	Consequences of Transfer
Without prejudice to any antecedent rights, this Agreement shall cease to have effect as regards either Party who ceases to hold any Equity Interest, except for those provisions which are expressed to continue in force after termination of this Agreement.

7.7	Assumption of Obligations
Notwithstanding anything to the contrary in this Agreement, no Equity Interest may be transferred pursuant to this Article 7 unless each transferee agrees to be bound by this Agreement and the JV Articles in respect of the Equity Interest so transferred.
8    Responsibilities of the Parties

8.1	Responsibilities of Weichai
In addition to its other responsibilities under this Agreement, Weichai shall:

(a)	be responsible for completion of the application and filing procedures for the establishment of the JVCo until the Formation Date hereof;

(b)	assist the JVCo, if requested, in obtaining or renewing all the approvals, licenses and qualifications, etc. required for its business operation;

(c)	supervise the Weichai Directors to ensure the Weichai Directors to perform their respective duties in accordance with this Agreement and the JV Articles;

(d)	assist the JVCo, if requested, in obtaining RMB and foreign currency loans from financial institutions in the PRC;

(e)	assist the JVCo, if requested, in developing environmental, health and safety policies mutually acceptable to the Parties to ensure the protection of the JVCo’s employees, agents and invitees; and

(f)	assist the JVCo in other matters as reasonably requested by the JVCo.

8.2	Responsibilities of Ballard
In addition to its other responsibilities under this Agreement, Ballard shall:

(a)
provide all necessary assistance and support, including providing necessary documents that shall be filed in the application and filing procedures for the establishment of the JVCo until the Formation Date hereof;

(b)	supervise the Ballard Directors to ensure the Ballard Directors to perform their respective duties in accordance with this Agreement and the JV Articles;

(c)	assist the JVCo, if requested, in developing environmental, health and safety policies mutually acceptable to the Parties to ensure the protection of the JVCo’s employees, agents and invitees; and

(d)	assist the JVCo in other matters as reasonably requested by the JVCo.

8.3	Expense Reimbursement

(a)
Subject to compliance with the PRC Laws and the Board’s approval, the JVCo shall reimburse each Party for all reasonable, properly vouched and supported costs and expenses incurred by it in the establishment of the JVCo and discharging its obligations under this Article 8.

(b)
In particular, the Parties agree and acknowledge that if Weichai (or any of its designated Affiliates) pays any portion of the R&D Fees prior to the Formation Date of the JVCo, such payment shall be reimbursed by the JVCo to Weichai (or its designated Affiliate, as the case may be) in full promptly after the Formation Date.

9    Board

9.1	Establishment
The JVCo shall establish the Board on the Formation Date, which will be the highest management authority of the JVCo.

9.2	Composition and Directors

(a)
The Board shall consist of five (5) Directors, with Weichai entitled to appoint three (3) Directors (the “Weichai Directors”) and Ballard entitled to appoint two (2) Directors (the “Ballard Directors”). Each Party shall appoint Directors by written notice to the JVCo copied to the other Party.

(b)
The term of each Director shall be three (3) years. Upon expiry of his/her current term, the Party which appointed the Director may elect to reappoint him/her by written notice to the JVCo copied to the other Party.

(c)
Either Party may, at any time, remove and replace any Director appointed by it by written notice to the JVCo copied to the other Party. The Party removing the Director appointed by it shall be solely responsible for paying any compensation for loss of office or all other Claims made by such Director in relation to his/her removal from office.

(d)
If a seat on the Board is vacated by the retirement, resignation, illness, disability or death of a Director or by the removal of such Director by the Party which originally appointed him/her, the Party which originally appointed such Director shall appoint a successor within thirty (30) Business Days upon occurrence of any of such aforesaid event to serve out such Director’s term and shall give written notice of such change(s) to the JVCo copied to the other Party. If a quorum is not possible due to the removal or resignation of such Director(s), then such removal or resignation shall not become effective until a replacing Director is or replacing Directors are appointed.

(e)
The Directors shall carry out their duties with due care and diligence. Unless according to the JV Articles, or otherwise authorized by the Board, any Director (except for the Chairman) shall not act on behalf of the JVCo or the Board.

(f)
Directors shall not be compensated by the JVCo, provided, however, that the JVCo may pay remuneration to a Director if he/she is a full time employee of the JVCo. Directors shall be reimbursed by the JVCo for their expenses of transportation, food and lodging incurred in attending the meetings of the Board upon presenting the relevant invoices or similar written evidence.

(g)
The JVCo shall indemnify each Director against all Claims and liabilities incurred pursuant to or in connection with the performance of his/her duties as a Director of the JVCo, provided that any acts or omissions of a Director which give rise to such Claims and liabilities do not constitute intentional misconduct, gross negligence or violations of criminal Laws. Weichai represents and warrants that the Directors and officers of the JVCo are covered by Weichai’s directors and officers liability (“D&O”) insurance policy; and that during the term of the JVCo, so long as Weichai retains an Equity Interest in the JVCo of greater than 50%, Weichai will maintain adequate D&O insurance coverage consistent with market practice. If at any time, the JVCo is no longer covered by Weichai’s D&O insurance, the JVCo shall, at its own costs, keep in place a D&O insurance policy (or policies) providing comprehensive coverage to Directors and Senior Management reasonably determined by the Board to be adequate and consistent with the market practice.

(h)	At each Board meeting, each Director present in person or by proxy shall be entitled to one vote. The Chairman shall not have a second or casting vote.

9.3	Chairman

(a)
The Board shall have one (1) chairman (the “Chairman”) and one (1) vice chairman (the “Vice Chairman”). The Chairman shall be one (1) Weichai Director and the Vice Chairman shall be one (1) Ballard Director.

(b)	The Chairman shall be the legal representative of the JVCo and shall have the following powers and authorities:

(i)	to convene and preside over Board meetings;

(ii)	to supervise and inspect the implementation of resolutions of the Board;

(iii)	to sign documents and take actions on behalf of the JVCo; and

(iv)	any other powers and authorities conferred by this Agreement, the JV Articles, the Board or the PRC Laws.

(c)
If the Chairman is unable to perform his/her responsibilities for whatever reason, the Vice Chairman shall perform his/her responsibilities temporarily in accordance with this Agreement and the JV Articles.

9.4	Reserved Matters subject to Unanimous Board Resolution
Resolutions of the Board in relation to the reserved matters set forth in Appendix A (the “Reserved Matters”) shall require unanimous affirmative votes of the Directors (in person or by proxies) attending a duly convened Board meeting and in any event such unanimous affirmative votes must include the affirmative vote of at least one (1) Weichai Director and one (1) Ballard Director.

9.5	Matters subject to Majority Board Resolution
Except for the Reserved Matters listed under Article 9.4 above and Appendix A, resolutions in relation to any other matters shall be adopted with the affirmative vote of the simple majority of the Directors (including proxies) attending a duly convened Board meeting.

9.6	Board Meeting

(a)	Quorum

(i)
Any Board meeting shall require a quorum of at least two thirds (2/3) of the Directors (including proxies), which shall include one (1) Weichai Director and one (1) Ballard Director. If a quorum is not present within fifteen (15) minutes from the time scheduled for that Board meeting, that Board meeting shall be adjourned to the same time and place five (5) Business Days after the scheduled date of the Board meeting adjourned (the “Adjourned Meeting”). If a quorum is not present within fifteen (15) minutes from the time scheduled for that Adjourned Meeting, it shall be adjourned for a second time to the same time and place five (5) Business Days after the scheduled date of the Adjourned Meeting (the “Second Adjourned Meeting”). For the avoidance of doubt, the provisions of Article 9.4 shall continue to apply to any Reserved Matters being considered at the Adjourned Meeting or the Second Adjourned Meeting.

(ii)
In the event that a Board meeting has been adjourned for a second time pursuant to Article 9.6(a)(i) and a quorum is not present within fifteen (15) minutes from the time scheduled for the Second Adjourned Meeting, any three (3) directors present a Board meeting (including proxies) shall constitute quorum. Notwithstanding the provisions of Article 9.4, the unanimous affirmative votes of any three (3) directors present (including proxies) shall be entitled to approve any Reserved Matters to be considered at the Board meeting convened in accordance with this Article 9.6(a)(ii).

(b)	Convening Meetings

(i)
Meeting of the Board shall be held at least once every half year (the “Annual Board Meeting”) and the first meeting shall be convened within seven (7) days of Formation Date for the purpose of, among others, approve the execution of the Ancillary Agreements. The Chairman may call a Board meeting by giving not less than ten (10) Business Days’ notice to all directors.

(ii)
Two (2) or more Directors may request the Chairman to convene a Board meeting by giving notice to the Chairman who shall, giving not less than ten (10) Business Days’ notice to all other Directors, convene a Board meeting.

(c)	Notice

(i)	The ten (10)-Business Day notice period referred to in Article 9.6(b)(i) may be waived by the written consent of all Directors.

(ii)
A notice convening a meeting of the Board must be accompanied by a written agenda specifying in reasonable detail the items to be raised and discussed at the Board meeting in question and, subject to Article 9.6(c)(iii) and unless otherwise agreed by all Directors, no item shall be discussed and approved at the meeting other than the items specified in the notice.

(iii)
Each Director may by at least five (5) Business Days’ notice to all other Directors before the date scheduled for the Board meeting require additional items to be discussed at the scheduled meeting or professional advisors and/or translators as non-director attendees to be allowed to attend the Board meeting. The additional items shall be included on the agenda if agreed by the Chairman. The requirement of inviting non-director attendees to the Board meeting raised by a Director shall be subject to the consent of the Party who has not appointed such Director to the Board which shall not be unreasonably withheld.

(iv)	All notices given under this Article 9.6(c) shall be given in both Chinese and English, unless such requirement is waived in writing by the relevant recipient.

(d)	Proxy

(i)
Any Director may appoint a person as his/her proxy for the purposes of voting at a Board meeting provided that the appointment is made in writing and produced at or before the Board meeting to the Chairman. A person acting as a proxy has the right to count towards the quorum and to exercise the vote of his/her appointer in addition to the voting rights of the proxy as a director if the proxy is himself/herself a Director.

(ii)	Each proxy of an absent Director shall have full power and authority to represent and bind his/her appointer in all items decided by the Board within the scope of the functions of the appointer.

(e)	Location and Telephone Meetings
A meeting of the Board shall be held at the principal place of business of the JVCo or such other venue as may be agreed by all Directors. A meeting may be held by telephone, video-conferencing or other electronic means provided that all participants can hear and be heard and are present from the commencement to the close of the meeting.

(f)	Language
Board meetings shall be conducted in Chinese and English with an interpreter present to carry out interpretation to the extent necessary.

(g)	Written Resolutions
In lieu of a Board meeting, Board resolutions in writing signed in person or by proxies (including signed via email) by all the Directors of the JVCo shall have the same force and effect as if such resolutions had been passed at a Board meeting.

(h)	Minutes
The proceedings of the Board shall be conducted and its minutes shall be maintained in the form of transcript, in a minute book, in both English and Chinese. The Directors or proxies attending the Board meeting shall sign the meeting minutes to confirm the accuracy and completeness of the meeting minutes and the consistency between the English and Chinese versions immediately at the end of each relevant board meeting. The English and Chinese versions of the minutes shall be of equal weight. The minute book shall be kept at the JVCo’s head office and shall be available for inspection during business hours by any director or representatives of each Party.

9.7	Deadlock
If an impasse with respect to the Reserved Matters under Article 9.4 occurs at the meetings of the Board:

(a)
If the Board is unable to agree on a resolution or to take any decision on such matter, and such disagreement is evidenced by the defeat of the motion on such matter at three (3) consecutive duly constituted Board meetings, the latest of which held no earlier than one hundred and eighty (180) days following the earliest, then such matter (a “Deadlock”) shall be referred immediately to the highest ranking management personnel of each of the Parties for resolution.

(b)
If the highest ranking management personnel of the Parties are unable to resolve the impasse within thirty (30) days after the referral to them, then the Deadlock would be resolved through the procedures set forth in Article 27.

10    Supervisors

10.1	The JVCo shall have two (2) supervisors, with each Party entitled to appoint one (1) supervisor. Each Party shall appoint the supervisor by written notice to the JVCo copied to the other Party.

10.2	The Company’s Directors and Senior Management are not permitted to serve simultaneously as the supervisors.

10.3
The term of each supervisor shall be three (3) years. Upon expiry of his/her current term, the Party which appointed the supervisor may reappoint him/her for a further term not exceeding three (3) years by written notice to the JVCo copied to the other Party.

10.4
Either Party may, at any time, remove and replace any supervisor appointed by it by written notice to the JVCo copied to the other Party. The Party removing the supervisor appointed by it shall be solely responsible for paying any compensation for loss of office or all other Claims made by such supervisor in relation to his/her removal from office.

10.5	Supervisors shall have and exercise the authority of supervisors in accordance with the PRC Company Law.

10.6
The supervisors shall not be compensated by the JVCo, provided, however, that the JVCo may pay remuneration to the supervisor if he/she is a full time employee of the JVCo. The supervisor shall be reimbursed by the JVCo for his/her expenses of transportation food and lodging incurred in attending the meetings of the Board upon presenting the relevant invoices or similar written evidence.

10.7
The JVCo shall indemnify each supervisor against all Claims and liabilities incurred pursuant to the performance of his/her duties as a supervisor of the JVCo, provided that any acts or omissions of a supervisor which give rise to such Claims and liabilities do not constitute intentional misconduct, gross negligence or violations of criminal Laws.

11    Operation and Management

11.1	Management System

(a)	The JVCo shall adopt the system that the General Manager is responsible for the day-to-day management of the JVCo under the leadership and supervision of the Board.

(b)
Subject to any adjustment made by the Board, the senior management of the JVCo (the “Senior Management”) shall consists of one (1) general manager (the “General Manager”), one (1) deputy general manager (the “Deputy General Manager”), one (1) chief financial officer (the “CFO”), one (1) deputy chief financial officer (the “Deputy CFO”), one (1) chief technology officer (the “CTO”) and such other senior management positions as decided by the Board.

(c)	The JVCo shall establish a management technology committee (the “Technology Committee”) to discuss and determine, by simple majority, whether a Modification to any R&D Product proposed to be implemented by the JVCo constitutes a Material Modification. The Technology Committee shall be comprised of three (3) members: the CTO, the director in charge of the manufacturing, and the director in charge of the quality control.
[Commercially sensitive provisions relating to next generation prototypes redacted]

11.2	Appointment of Senior Management

(a)	The Board shall appoint all management personnel of the JVCo through public recruitment from local and international employment market unless provided otherwise in this Agreement and the JV Articles.

(b)
Weichai shall be entitled to, by notice to the Board, indicate a suitably experienced and qualified candidate for appointment by the Board as the General Manager and the CFO and Ballard shall be entitled to review and comment on the credentials and eligibility of the candidates before his or her appointment by the Board as the General Manager and the CFO (which comments shall be reasonably considered by Weichai). Ballard shall be entitled to, by notice to the Board, indicate a suitably experienced and qualified candidate for appointment by the Board as the Deputy General Manager, the Deputy CFO and the CTO, and Weichai shall be entitled to review and comment on the credentials and eligibility of the candidates before his or her appointment by the Board as the Deputy General Manager, the Deputy CFO and the CTO (which comments shall be reasonably considered by Ballard).

(c)
Each Party shall procure that the Directors appointed by it shall vote to appoint the candidates indicated pursuant to Article 11.2(b) to be the General Manager, the Deputy General Manager, the CFO, the Deputy CFO and the CTO of the JVCo.

11.3	Term of Office

(a)
The term of office for each of the Senior Management shall be three (3) years. Upon expiry of his/her current term, the Party who nominated the relevant Senior Management may re-nominate him/her by written notice to the Board for appointment by the Board for a further term.

(b)
If an office of Senior Management is vacated by the retirement, resignation, illness, disability or death of any Senior Management or by the removal of such Senior Management by the Board, the Party which originally nominated such Senior Management shall be entitled to nominate a successor within thirty (30) Business Days upon occurrence of any of such aforesaid event to serve out such Senior Management’s term. The Board shall adopt the resolutions needed to appoint said successor. If either Party fails to nominate a successor within such specified timeline, the Board shall appoint of a successor of its own choice.

11.4	Powers and Authorities of Senior Management

(a)	The General Manager shall be responsible for the day-to-day management of the JVCo under the leadership of the Board.

(b)	In addition to his/her other powers and authorities under this Agreement, the General Manager shall be accountable to the Board and shall exercise the following powers and authorities:

(i)	to be in charge of the day-to-day management of the JVCo and to organize the implementation of all resolutions of the Board;

(ii)	to supervise the preparation of the business plan, capital expenditure plan, budget, audited financial statements and investment policies (as applicable) of the JVCo for approval by the Board;

(iii)	to formulate the marketing strategy of the JVCo for approval by the Board;

(iv)	to formulate plans for the establishment of the internal management organization of the JVCo for approval by the Board;

(v)	to formulate the management systems and detailed rules and regulations of the JVCo for approval by the Board;

(vi)	to decide the pricing of products in accordance with budgetary guidelines approved by the Board;

(vii)	to engage or dismiss any staff other than those who are required to be appointed or dismissed by the Board;

(viii)	to attend as a non-voting observer at a Board meeting (if the General Manager is not also a Director); and

(ix)	any other powers and authorities conferred by this Agreement, the JV Articles, the Board or PRC Laws.

(c)	The General Manager may delegate his/her powers and authorities in Article 11.4(b) to other Senior Management or other staff of the JVCo as the General Manager deems fit.

(d)
Other Senior Manager shall be accountable to the General Manager and exercise the powers and authorities conferred by this Agreement, the JV Articles, the Board, the General Manager or PRC Laws, as the case may be.

11.5	No Concurrent Posts
The Senior Management shall not hold posts concurrently as the senior management of any other economic organization; provided, however, that the Senior Management as may be seconded to the JVCo by either Party or its Affiliate may concurrently be employees of such Party or its Affiliate.
12    Sales and Distribution
Subject to the terms and conditions of this Agreement, the LCS Stacks, R&D Products and components of the HDM Modules and Forklift Modules (but not components of the LCS Stacks or Next-Gen Stacks) may be sold in accordance with sales and distribution guidelines approved by the Board. The pricing of the aforesaid products shall be decided by the General Manager in accordance with budgetary guidelines approved by the Board.
13    Procurement

13.1	Procurement Policy
The JVCo shall purchase its required equipment, software, material, means of transportation and articles for office use and other supplies in or outside the PRC on the basis of the competitiveness of the terms and conditions of procurement, quality, quantity, pricing, and delivery terms of the products and in accordance with the procurement policy formulated by the General Manager and approved by the Board from time to time.

13.2	Exclusive Procurement of MEAs
Subject to the terms and conditions of the MEA Supply Agreement, the JVCo shall purchase MEAs exclusively from Ballard for the Next-Gen Stacks.
14    Labor Management

14.1	General Provisions

(a)
All matters relating to the recruitment, employment, discipline, dismissal, resignation, wages, labor protection, welfare benefits, labor discipline, retirement insurance, bonuses and other matters of the staff of the JVCo shall be dealt with in accordance with PRC Laws.

(b)
Compensation, welfare, insurance and other benefits of the staff and workers shall be determined in accordance with PRC Laws, shall be commensurate with each employee’s expertise and experience and shall be established based on competitive conditions in the PRC.

(c)	All employees shall be employed by the JVCo in accordance with the terms of individual employment contracts entered into between the JVCo and individual employees.

14.2	Recruitment

(a)
The JVCo will select its employees on the basis of their professional qualifications and work experience. Each staff member recruited by the JVCo shall satisfy the qualification criteria formulated by the General Manager.

(b)	The JVCo shall give full consideration to any suitably qualified staff indicated by each Party and/or any of its Affiliates with a view to evaluate its possible employment by the JVCo.

(c)
Where it would be beneficial to the JVCo’s business development to do so, the JVCo shall give full consideration to any suitably qualified staff indicated by each Party and/or its Affiliates with a view to evaluate his/her possible secondment to the JVCo on a full or part time basis. The terms of such secondment shall be formulated by the General Manager and approved by the Board.

(d)
Notwithstanding Articles 14.2(b) and 14.2(c), the JVCo shall not, however, be obliged to employ any staff from either Party or any of its Affiliates and shall endeavor to recruit staff with the mixture of experience and expertise best suited to ensuring the commercial success of the JVCo.

14.3	Trade Union
Employees of the JVCo shall have the right to establish a labor union in accordance with the PRC Laws. The JVCo shall support such JVCo labor union in accordance with PRC Laws.
15    Accounting and Finance Management

15.1	CFO
Under the supervision of the General Manager, the CFO and Deputy CFO shall be responsible for the financial management of the JVCo and preparing the budget and the financial statements of the JVCo.

15.2	Accounting Requirements and Financial Documents

(a)
The JVCo shall maintain complete and accurate books and records of account of all corporate revenues and expenditures and of the acquisition, ownership and disposition of all of its properties. Such books and records of account shall be made available upon reasonable notice for inspection and audit by each Party or its duly authorized representatives or advisers during business hours. Such books and records of account shall be maintained by the JVCo in accordance with the PRC GAAP to be audited by the Auditor. JVCo will prepare and provide Ballard with quarterly reconciliation statements in respect of JVCo’s unaudited quarterly reports from PRC GAAP to IFRS at the JVCo’s cost and expenses.

(b)	The accounting rules and procedures to be adopted by the JVCo shall be prepared by the CFO and Deputy CFO and submitted to the Board for approval pursuant to Article 9.

(c)	RMB shall be used as the unit of account by the JVCo in its day-to-day financial accounting.

(d)	Financial statements and reports of the JVCo shall be made and kept in Chinese and English.

15.3	Financial Information

(a)	The CFO and Deputy CFO shall prepare and submit to the Board the audited financial statements for each Financial Year within four (4) months after the end of the Financial Year.

(b)	The JVCo shall provide to each Party the necessary information and data required to meet the regulatory requirements of the competent Governmental Authorities.

15.4	Audit
The Board shall appoint a PRC-registered internationally reputable independent accounting firm (i.e., one of the Big-4 international accounting firms or other accounting firms that have business in the PRC as approved by the Parties) as the JVCo’s auditor (the “Auditor”). The Auditor shall perform the annual examination and audit of the financial statements of the JVCo in accordance with requirements of all applicable Laws and the PRC GAAP. The cost of engaging the Auditor shall be borne by the JVCo.
16    Profit Distribution

16.1
In each Financial Year, following approval of the audited financial statements, the JVCo shall set aside an amount as determined by the Board from its distributable after-tax profits for allocation to the mandatory and other reserves deemed appropriate by the Board.

16.2	Profits may not be distributed before any losses of previous years have been made up. Remaining undistributed profits from previous years may be distributed together with those of the current year.

16.3
Any and all grants and incentives granted to the business and operations of the JVCo shall be reflected into the profits of the JVCo, to the extent permissible under PRC GAAP. The grants and incentives include, but not limited to, lower tax rates, reduced tax for specified employees, reduced land taxes or grants/subsidies for development expenses, waiver of certain municipal taxes, research and development tax credits, etc.

16.4
Subject to and in accordance with Articles 16.1 through 16.3 and 16.5, the JVCo shall distribute profits to the Parties in proportion to their respective shareholding percentage of Equity Interest subject to the sole discretion by the Board.

16.5	In determining the amount of distributable after-tax profits to be distributed by the JVCo in each Financial Year, the Board shall have regard to:

(a)	the funding needs of the JVCo in implementing its budget and business plan;

(b)	the funding needs of the JVCo to meet working capital and capital expenditure provisions under its budget and business plan for the following Financial Year;

(c)	the funding needs of the JVCo to meet any repayment obligations in respect of any outstanding Shareholder Loans or any outstanding debt facilities secured by shareholder guarantee; and

(d)	the need to maintain the sound financial standing of the JVCo in accordance with prudent financial management principles.

16.6
If the Board determines that there are distributable after-tax profits in a given Financial Year (calculated after setting aside the relevant amounts provided under the foregoing provisions of this Article 16), and the JVCo is not prevented, in any way, from making profit distribution under PRC Laws, the Board shall approve the distribution of no less than 30% of the distributable after-tax profits, or such other amount as the Parties may mutually agree, and each of Weichai and Ballard shall procure the Director(s) appointed by it to the Board to vote in favor of such profit distribution and shall procure the Senior Management appointed by it to the JVCo to implement the Board’s approval of such profit distribution.

17    Intellectual Property

17.1
All employment contracts of the JVCo entered into pursuant to Article 14 (Labor Management) shall include customary and reasonable confidentiality, non-competition, non-solicitation and assignment provisions for Intellectual Property Rights, so as to ensure that, as far as possible under PRC Laws, the benefit of all Intellectual Property Rights of the employees of the JVCo shall belong, and be the property of, the JVCo.

17.2
If there is any inconsistency between this Agreement and the Weichai Trademark License Agreement, the Ballard Technology and Trademark License Agreement, the R&D Agreement, respectively, the terms and conditions under the Weichai Trademark License Agreement, the Ballard Technology and Trademark License Agreement, and the R&D Agreement (as the case may be) shall prevail.

18    Information Rights

18.1	Accounts and Periodic Reporting. The JVCo must and Weichai and Ballard must procure the JVCo:

(a)	maintain accurate and complete accounting and other financial records in accordance with all PRC Laws; and

(b)
prepare the accounts and reports set out in the first column of the table in Appendix B and provide copies of those accounts and reports to each Director as soon as they are available and in any event within the period specified in the second column of the table in Appendix B.

18.2
Access to Books, Records and other Information. The JVCo must and Weichai and Ballard must procure the JVCo to, give each of Weichai Directors and Ballard Directors (as the case may be) (without prejudice to any rights they may have under applicable Law) reasonable access on reasonable notice to, without interruption of the normal business of the JVCo:

(a)	inspect the assets of each of the JVCo and its subsidiaries and branches in and outside the PRC (if any);

(b)
inspect and take copies of documents relating to each of the JVCo and its subsidiaries and branches in and outside the PRC (if any), including the statutory registers and all accounting and other financial records; and

(c)
discuss the affairs, finances and accounts of each of the JVCo and its subsidiaries and branches in and outside the PRC (if any) with the relevant responsible officer, any person who reports directly to that officer and the Auditor.

18.3
Disclosure of information. Each of Weichai Directors and Ballard Directors (as the case may be) is entitled to (subject to their compliance with the applicable Laws (including but not limited to any applicable anti-monopoly Law) pass information concerning any of the JVCo and its subsidiaries and branches in and outside the PRC to Weichai and Ballard (as the case may be), so long as each recipient keeps that information confidential in accordance with Article 25 (Confidentiality). Such disclosure will be for the dual purpose of facilitating support to Weichai Directors and Ballard Directors (as the case may be) in their capacity as Director and enabling Weichai and Ballard (as the case may be), as a shareholder, to better evaluate the JVCo’s performance and prospects, but not for any other purpose to the detriment of the JVCo or any of its Affiliates.

18.4
Language. All information provided to or to be made available to Weichai shall be provided in Chinese or together with a Chinese translation of such information. All information provided to or to be made available to Ballard shall be provided in English or together with an English translation of such information.

19    Foreign Exchange

19.1
The JVCo shall have RMB bank accounts and foreign exchange accounts within the PRC in currencies used by the JVCo. The JVCo’s foreign exchange transactions shall be handled in accordance with the PRC Laws relating to foreign exchange administration.

19.2
Payments to Foreign Shareholders. To the extent permitted by PRC Laws and unless otherwise notified in writing by the relevant shareholder of the JVCo who are foreign Person(s), all payments from the JVCo to the relevant foreign shareholder shall be made in US Dollars, HK Dollars, Euros, Pounds Sterling or RMB or such other currency as may be agreed in writing between the JVCo and the relevant foreign shareholder.

19.3
Purchase of Foreign Currency. Unless a payment from the JVCo to a foreign shareholder is to be made in RMB, the JVCo shall purchase foreign currency for remittance of any profit to be distributed to, and any capital to be recovered by, a foreign shareholder, to a bank account outside the PRC notified in writing by the relevant foreign shareholder to the JVCo. For this purpose, all exchange commission fees and remittance expenses shall be borne by the relevant foreign shareholder.
20    Taxes

20.1	The JVCo shall pay taxes in accordance with the PRC Laws.

20.2	The JVCo shall use its best endeavours to obtain the most preferential tax treatment obtainable under the PRC Laws and applicable policies of the competent Governmental Authorities from time to time.

20.3
The Parties acknowledge that the payments listed in Articles 16 and 19 do not include any applicable taxes in Hong Kong or any other jurisdiction outside of the PRC (including but not limited to commodity, sales, retail, use, goods and services, harmonized, value added, excise and similar taxes, and taxes in the nature of a tax on income or capital (the “Offshore Taxes”). Ballard will pay all Offshore Taxes for which it is liable under the applicable Law and will be responsible for remitting all Offshore Taxes to the relevant revenue authorities; provided that, the JVCo shall provide assistance as reasonably requested by Ballard in relation to such Offshore Taxes. The Parties will take all reasonable measures to ensure a reduction of or exemption from, as the case may be, such Offshore Taxes.

20.4
The Parties also acknowledge that the payments listed in Article 19 do not include any applicable Chinese taxes (including but not limited to commodity, sales, retail, use, goods and services, harmonized, value added, excise, local surtaxes and similar taxes (the “VAT”), other than taxes in the nature of a tax on income or capital) which the JVCo is legally required to pay. The JVCo will pay all such VAT for which it is liable under the applicable Law and will be responsible for remitting them to the relevant Chinese revenue authorities; provided that, Ballard shall provide assistance as reasonably requested by the JVCo in relation to such VAT. The Parties will take all reasonable measures to ensure a reduction of or exemption from, as the case may be, such VAT.

20.5
Except for the VAT as set out in Article 20.4, if the JVCo is legally required to withhold and remit any Chinese income tax to the tax or revenue authorities in respect of any payment to Ballard, the JVCo will promptly notify Ballard of such withholding and, within a reasonable amount of time after making such deduction, furnish Ballard with copies of any tax certificate or other documentation evidencing such withholding.

21    Insurance
The JVCo shall insure against all risks usually insured against by PRC companies carrying on the same or similar business to the JVCo on normal business terms with insurance companies established in the PRC. The types of coverage, value and terms of insurance of the JVCo shall be determined by the Board in accordance with the PRC Laws, industry practice and business needs of the JVCo.

22    Non-competition

22.1	The Parties acknowledge and agree, during the Joint Venture Term, that:
[Commercially sensitive provisions relating to matters contemplated by the non-compete clause redacted]

22.2
[Commercially sensitive business planning and strategy redacted] JVCo further undertakes to notify Ballard as soon as possible of any changes to the PRC Laws and/or governmental subsidy requirements which may affect Ballard Parent Company’s MEA supply to the JVCo.

[Commercially sensitive provisions relating to Confidential Information redacted]

22.3
In the event of a No Fault Termination Event as set out under Article 27.2(e), within twelve (12) months following consummation of the transfer of all Equity Interest held by Ballard to Weichai pursuant to Article 27.6, Ballard shall not, whether by itself or through any other Ballard Entities, enter into any agreements with other Persons for the purpose of research, development and manufacture of MEA in the Territory.

22.4	Validity and Enforceability

(a)
Each of the non-competition restrictions set forth in this Article 22 is a separate and independent agreement of restriction on Ballard and/or Weichai (as the case may be). To the maximum extent permitted by applicable Law, the validity and enforceability of one restriction shall not be affected by the invalidity or unenforceability of the others.

(b)
The Parties have agreed upon, and shall strictly conduct in accordance with, the non-competition restrictions in this Article 22 in the interest of the JVCo. If any of such restriction or any part thereof has been held void but can become valid and enforceable if it is modified in part or reduced in application, such modified or reduced restriction otherwise agreed by the Parties in writing shall continue to apply to the Parties.

23    Corporate Opportunity
During the Joint Venture Term, each Party agrees to refer to the JVCo any corporate opportunities belonging to it that concern Fuel Cell Stack and/or Fuel Cell Module in the Licensed Markets in the Territory as provided in this Agreement and the JV Articles from time to time. [Commercially sensitive provisions relating to business opportunities redacted]

23.1
Any of the Ballard Entities or the Weichai Entities which becomes aware of a corporate opportunity which is subject to this Article 23 shall provide written notice of the business opportunity to the JVCo within five (5) Business Days of its identification of the corporate opportunity.

24    Initial Public Offering and Share Registration

24.1
Commercially Reasonable Efforts to an IPO. Each of Weichai and Ballard undertakes to each other that it will use its commercially reasonable efforts to effect a firm commitment underwritten initial public offering of the JVCo’s shares on a reputable stock exchange in the PRC or other markets (the “IPO”) as soon as reasonably practicable following its commercialization of the R&D Products, provided that the IPO is feasible pursuant to the applicable Laws, listing rules and market conditions. [Commercially sensitive funding and growth plans of business redacted].

24.2
H-Share Registration. The Parties agree that, if and when the JVCo seeks to make an IPO in Hong Kong and where it doesn’t materially impact Weichai’s or the JVCo’s economic benefits relating to the IPO in Hong Kong, Weichai shall, and shall procure the JVCo to, use the best efforts to assist Ballard to apply for and obtain approval from the competent Governmental Authority and (one or more) qualified exchanges in order to convert and register all of the Registrable Securities held by Ballard and its Affiliates into H-shares or other shares that can be listed and traded freely on a qualified exchange in Hong Kong.

24.3
Piggyback Share Registration. The JVCo will notify the Parties in writing at least sixty (60) Business Days prior to filing any registration statement or application on a reputable stock exchange in the PRC or other markets for purposes of effecting an IPO of Registrable Securities of the JVCo and, to the extent permissible under the applicable Laws, listing rules and equity capital market conditions, will afford each Party an opportunity to include in such registration statement or application all or any part of the Registrable Securities then held by such Party in order to convert and register such Registrable Securities into stocks or other securities that can be listed and traded freely on such reputable stock exchange in the PRC or other markets. Each Party desiring to include in any such registration statement or application all or any part of the Registrable Securities held by such Party will, within twenty (20) Business Days after receipt of the above-described notice from the JVCo, so notify the JVCo in writing, and in such notice will inform the JVCo of the number of Registrable Securities such Party wishes to include in such registration statement or application. If a Party decides not to include all of its Registrable Securities in any registration statement or application thereafter filed by the JVCo, such Party will nevertheless continue to have the right to include any Registrable Securities in any subsequent registration statement or registration statements as may be filed by the JVCo with respect to offerings of its securities.

25    Confidentiality

25.1	Confidentiality Obligations

(a)
For the purpose of this Article 25, “Confidential Information” means all information not in the public domain disclosed (whether in writing, orally or by any other means and whether directly or indirectly) by one Party (the “Disclosing Party”) to another Party (the “Receiving Party”) whether before or after the date of this Agreement including any confidential or proprietary information generated during the operation of the JVCo, any information relating to the Disclosing Party’s technology, products, operations, processes, formulas, data, various commercial and management models, software, plans or intentions, pricing, product information, methods know-how, designs, trade secrets, market opportunities and business affairs.

(b)
Each Party will, and will cause its Representatives to, keep all Confidential Information of the other Party confidential and will not use or disclose such Confidential Information to any Person except to the extent:

(i)
such use or disclosure is expressly permitted or contemplated pursuant to this Agreement or any agreement contemplated herein, and in such circumstances under terms of confidentiality, non-use and non-disclosure consistent with and no less stringent than the terms of this Article 25.1;

(ii)
such use or disclosure is required by applicable Law or the rules of any regulatory organization or stock exchange to which the Disclosing Party is subject, after being so advised by competent legal counsel having considered the facts and any ability to redact or otherwise limit such use or disclosure permitted at Law, and in any event if Ballard is to make any securities filing relating to this Agreement, Ballard will avoid disclosing any Confidential Information to the maximum extent permitted by Law and Ballard will provide Weichai with a copy of the proposed disclosure in advance of filing and will in good faith consult with Weichai and take into consideration and reflect reasonable comments provided by Weichai in respect of such proposed disclosure;

(iii)
such information can be shown, by the written records of the Receiving Party, to already have been known to it at the time that it was disclosed to or obtained by it and which was not obtained directly or indirectly from the other Party or an Affiliate of it;

(iv)
such information is in the public domain other than as a result of a breach of this Agreement or any agreement contemplated in this Agreement; provided that particular information will not be considered to be in the public domain merely because such particular information is contained within, or consolidated with, more general information which itself is in the public domain;

(v)
such information has been disclosed to the Receiving Party by a Person who is not an Affiliate of such Party who was under no duty of confidentiality with respect to such Confidential Information at the time it was so disclosed to the Receiving Party;

(vi)	such information is independently developed by the Receiving Party or an Affiliate thereof without using any Confidential Information of the other Party;

(vii)
such use or disclosure is required pursuant to a final order or judgment of a court of competent jurisdiction and in such case the Parties will cooperate with one another to obtain an appropriate protective order or other reliable assurance that the confidentiality of such Confidential Information will be maintained; or

(viii)	that the other Party has given its prior written consent thereto.

25.2	Confidentiality and Third Parties

(a)
Neither Party will disclose any Confidential Information to any employee of it or its Affiliates unless such employee has entered into a written agreement under which he or she agrees to be bound by the terms of Article 25.1 or has entered into an employment agreement requiring him or her to observe substantially similar confidentiality obligations.

(b)
A Party will, as soon as reasonably practicable following a request therefor, provide to the other Party a certification of or declaration of that Party, signed by a senior officer of that Party, confirming that such Party has complied with this Article 25.2 and has obtained all appropriate contractual confirmations and agreements required under this Article 25.2.

25.3	Publicity
Each Party will not, and will ensure that its Representatives do not, release, publish, advertise or in any other way disclose the existence of or the content of this Agreement, the agreements and instruments entered into pursuant to this Agreement or the transactions contemplated hereunder and thereunder to any third party, including any news media organization, without the prior consent of the other Party, except to the extent provided for under Article 25.1. Following the initial public disclosure of or relating to this Agreement, the Parties will be entitled to publicly refer to the existence of this Agreement and will each use commercially reasonable efforts to consult with the other Party and co-ordinate their approach to the on-going and periodic use of publicity and advertising material relating to the matters contemplated in this Agreement.

25.4	Treatment of Confidential Information
Each Party acknowledges that the Confidential Information of the other Party consists in part of information vital to the business and commercial prospects of that other Party and that such information is the special, valuable and unique property of that other Party and would not normally be disclosed to it. Accordingly, each Party agrees to use all commercially reasonable efforts to protect such Confidential Information and keep it confidential using a standard of care no less than the degree of care that such Party would be reasonably expected to employ for its own similar Confidential Information, but in any event no less than reasonable care.

25.5	Equitable Remedies
In the event of a violation, contravention, breach or threatened breach of this Article 25 by a Party, the other Party will be entitled to both temporary and permanent injunctive relief. The right of a Party to injunctive relief will be in addition to any and all other remedies available to it and will not be construed to prevent it from pursuing, either consecutively or concurrently, any and all other legal or equitable remedies available to it including the recovery of monetary damages.

25.6	No Waiver by Virtue of Non-Exercise of Rights
No failure or delay by a Party or any representatives of a Party in exercising any right, power or privilege under this Article 25 will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise of any right, power or privilege hereunder. No provision of this Article 25 may be waived or amended nor any consent given except in writing signed by a duly authorized officer of each Party so waiving or consenting.

25.7	Prior Confidentiality Agreement
The provisions contained in this Article 25 will take effect on the date of this Agreement, at which time they will supersede the relevant terms and conditions contained in the Framework Agreement. The Parties acknowledge and agree that all Confidential Information provided by either Party to the other prior to the date of this Agreement will be governed by, and will be held subject to the provisions of, this Agreement, including the confidentiality provisions of this Article 25.
26    Joint Venture Term

26.1
Unless renewed pursuant to the provisions of Article 26.2 or terminated in accordance with Article 27, the term of duration of the JVCo shall be thirty (30) years, commencing from the Formation Date (the “Joint Venture Term”).

26.2
Any Party may propose an extension of the Joint Venture Term by giving at least twelve (12) months’ prior written notice to the other Party prior to the expiry thereof. If such proposal is accepted by the other Party and approved by the Board, then an application to extend the Joint Venture Term shall be submitted to the SAIC at least six (6) months prior to the expiry of the Joint Venture Term.

27    Termination

27.1
This Agreement shall automatically terminate upon expiration of the Joint Venture Term (unless extended pursuant to Article 26.2). This Agreement may also be terminated at any time by the written agreement of the Parties.

27.2
Unless otherwise provided hereunder, this Agreement may be terminated prior to the expiration of the Joint Venture Term pursuant to the procedures set forth in Article 27.3 and 27.4 upon the occurrence of any of the following events:

(a)
either Party and its Affiliates (the “Defaulting Party”) commits a material breach of this Agreement or the JV Articles, which breach is not remedied within sixty (60) days after receipt of a notice from the other Party (the “Non-Defaulting Party”) or the JVCo requiring remedy;

(b)	the Insolvency Event, including:

(i)
the Defaulting Party entering into or resolving to enter into any arrangement, administration, composition or compromise with or assignment for the benefit of its creditors or any class of them in any relevant jurisdiction;

(ii)	the Defaulting Party being unable to pay its debts when they are due or being deemed under any statutory provision of any relevant jurisdiction to be insolvent;

(iii)
a liquidator or provisional liquidator being appointed to the Defaulting Party or a receiver, receiver and manager, administrator, trustee or similar official being appointed over any of the assets or undertakings of the Defaulting Party, or an event analogous with any such event occurring in any relevant jurisdiction; or

(iv)	an application or order being made or a resolution being passed for the winding up of the Defaulting Party (except for the purposes of a bona fide reconstruction or amalgamation).

(c)
the Defaulting Party becomes subject to a Change of Control (other than as a result of a corporate restructuring where there is no change in the ultimate legal or beneficial Control of the relevant Party);

(d)	termination of the R&D Agreement at any time before completion of the development of the Next-Gen Stack in accordance with the relevant SoW (as defined in the R&D Agreement);

(e)
by Ballard and at its full discretion, if an Unmet Compliance Condition (as defined in the MEA Supply Agreement) occurs, and Ballard Parent Company and the JVCo fail to reach agreement on the amended terms and conditions of the MEA supplies (including, where applicable, the MEA Localization Terms) to comply with the Unmet Compliance Condition within the eighteen (18) months period provided under Section 15 of the MEA Supply Agreement;

(f)	inability to continue the JVCo’s operations because of a Force Majeure Event which continues for a single period of six (6) months or such other period as the Parties may agree in writing; or

(g)
a Deadlock occurred and cannot be resolved pursuant to Article 9.7, provided that the Directors appointed by the Notifying Party (as defined below) shall have exercised their powers and discharged their duties in good faith in the JVCo’s best interests when considering and voting upon the subject matter(s) of the Deadlock.

For the purpose of this Article 27, any event under Articles 27.2(a) to (d) shall be referred to as a “Default Termination Event”, and any events under Articles 27.2(e) to (g) shall be referred to as a “No Fault Termination Event”.

27.3	Consequences of Default Termination

(a)
Upon the occurrence of a Default Termination Event, the Non-Defaulting Party may notify the Defaulting Party and the Chairman of the Board in writing that a Default Termination Event has occurred and it desires to terminate this Agreement.

(b)
Within thirty (30) days of a notification under Article 27.3(a) above, the Parties shall conduct good faith negotiations and endeavor to resolve the issues. If the issues remain to be unresolved within such thirty (30) days, the Non-Defaulting Party may give the Defaulting Party and the Chairman of the Board either:

(i)	a Termination Notice, in which case, the procedure of dissolution under Article 28 shall commence as soon as practicable after the Termination Notice is issued; or

(ii)	a Buy-Out Notice, in which case, the procedure of buy-out of the registered capital under Article 27.5 commences immediately after the Buy-Out Notice is issued.

27.4	Consequences of No Fault Termination

(a)
Upon the occurrence of a No Fault Termination Event, either Party (the “Notifying Party”) may notify the other Party and the Chairman of the Board in writing that a No Fault Termination Event has occurred and it desires to terminate this Agreement.

(b)
Within thirty (30) days of a notification under Article 27.4(a) above, the Parties shall conduct good faith negotiations and endeavor to resolve the issues. If the issues remain unresolved within such thirty (30) days, then

i.	with respect to a No Fault Termination Event as set out under Articles 27.2(f) to 27.2(g), either Party may give the other Party and the Chairman of the Board either:

(i)	a Termination Notice, in which case, the procedure of dissolution under Article 28 shall commence as soon as practicable after the Termination Notice is issued; or

(ii)	a Buy-Out Notice, in which case, the procedure of buy-out of the registered capital under Article 27.5 commences immediately after the Buy-Out Notice is issued; and

ii.	with respect to a No Fault Termination Event as set out under Article 27.2(e), the Ballard Put Option under Article 27.6 commences.

(c)
In the event that one Party delivers a Termination Notice pursuant to Article 27.4(b)(A)(i) and the other Party delivers a Buy-Out Notice pursuant to Article 27.4(b)(A)(ii), the Buy-Out Notice shall prevail and the Parties shall take such actions as required under Article 27.5.

27.5	Buy-out procedures

(a)
In the event a Buy-Out Notice is issued by the Non-Defaulting Party or the Notifying Party (as the case may be, the “Purchaser”), the Purchaser shall be entitled to, directly or through its designated Affiliate, purchase all but not part of the Equity Interest held by the other Party (the “Seller”) in the JVCo. The purchase price payable by the Purchaser in respect of the Seller’s Equity Interest shall be the then fair market value, without any minority discount (the “FMV”), of the Equity Interest held by the Seller. The Parties shall jointly select an Appraiser to determine the FMV within fifteen (15) Business Days after delivery of the Buy-Out Notice. If the Parties fail to agree on such Appraiser within such fifteen (15) Business Day period, then, within ten (10) Business Days thereafter, the Seller shall propose three (3) Appraiser candidates to the Purchaser and, within five (5) Business Days after receiving such proposal from the Seller, the Purchaser shall select an Appraiser therefrom. Within fifteen (15) Business Days after the selection of the Appraiser in accordance with this Article 27.5(a), the Seller and Purchaser shall jointly engage the Appraiser to determine the FMV, with each of the Seller and Purchaser to pay one half of the Appraiser’s costs. The Appraiser shall complete the appraisal and deliver the result of the appraisal to the Seller and Purchaser within thirty (30) days of its engagement. Any disputes arising from or in connection with the selection of the Appraiser or the work of such a duly selected Appraiser shall be subject to and resolved pursuant to Article 32 (Settlement of Disputes) hereof.

(b)
The Appraiser shall conduct the appraisal based on the valuation principles and methodology deemed appropriate by the Appraiser which shall be customarily used by the best national and international standard and practice for the evaluation of companies involved in the PEM fuel cell business. In conducting the appraisal, the Appraiser shall make reference to the latest historical financials, business and operating budget, and planning that are approved by the Board of the JVCo, and any business and operating plans of the JVCo.

(c)	Buy-out Bid

(i)
If, and only if, both Parties issue a Buy-Out Notice pursuant to Article 27.4(b)(A)(ii), then (A) the Parties shall select an Appraiser to determine the FMV pursuant to the procedures set out in Article 27.5(a) above; and (B) each Party shall offer a purchase price to purchase the other Party’s Equity Interest by delivering a written notice to the other Party before 5:00 p.m. Beijing time on the tenth (10th) Business Day following the Appraiser’s issue of the appraisal report in respect of the FMV (each, a “Buy-out Bid”); provided, that (x) the Buy-out Bid shall contain the purchase price to purchase all of the other Party’s Equity Interest and the valuation of the JVCo as implied by such purchase price (the “Bid Valuation”); and (y) the Bid Valuation shall not in any event be less than the valuation of the JVCo as implied by the FMV.

(ii)	The Party which offers the higher Bid Valuation under its Buy-out Bid shall be entitled to purchase the Equity Interest held by the other Party in the JVCo.

(d)
After the purchase price is determined under Articles 27.5(a) or 27.5(c), the Seller and the Purchaser (or its designated Affiliate) shall enter into a share transfer agreement and consummate the transfer of the relevant Equity Interest in accordance with the terms and conditions thereof within ninety (90) days.

(e)	If the buy-out under this Article 27.5 is not completed as provided for herein, then the provisions of Article 28 shall apply.

27.6
Ballard Put Option. In consideration of the promises by and the restrictions on Ballard Entities in Article 22.4, Weichai grants to Ballard an unconditional and irrevocable put option right, not obligation, (the “Ballard Put Option”) to sell all but not part of the Equity Interest held by Ballard to Weichai exercisable in the event of a No Fault Termination Event as set out under Article 27.2(e) at the full discretion of Ballard by giving Weichai and the Chairman of the Board a written notice (the “Ballard Put Option Notice”). The purchase price payable by Weichai in respect of Ballard’s selling Equity Interest under Ballard Put Option shall be the FMV of such Equity Interest determined by an Appraiser selected in accordance with Article 27.5(a).

27.7
In the event that any Party (including its Affiliate) ceases to hold any Equity Interest in the JVCo, whether as a result of the buy-out procedure under Article 27.5, the Ballard Put Option under Article 27.6 or the equity transfer under Article 7, the Ancillary Agreements entered into by such Party or its Affiliate and the JVCo under Article 5.3 shall, if effective then, continue to be effective for a six (6) months transition period commencing from the date on which such Party ceases to hold any Equity Interest in the JVCo. Upon expiration of such six (6)-month period, the above agreements shall terminate in accordance with its terms and conditions.

28    Liquidation

28.1
If the provisions of Articles 27.1, 27.3(b)(i) or 27.4(b)(i) shall apply, the Parties shall cause the Directors appointed by them respectively to vote in favor of a resolution to dissolve and liquidate the JVCo. Liquidation of the JVCo shall be handled in accordance with the PRC Laws and this Article 28 so far as they do not conflict with such PRC Laws.

28.2
After the Board approves the dissolution of the JVCo, the Board shall appoint a committee (the “Liquidation Committee”) which shall have the power to represent the JVCo in all legal matters. The Liquidation Committee shall value and liquidate the JVCo’s assets in accordance with the PRC Laws.

28.3
The Liquidation Committee shall be made up of five (5) members, of which three (3) members shall be appointed by Weichai and two (2) members shall be appointed by Ballard. Members of the Liquidation Committee may, but need not be, Directors of the JVCo.

28.4
The Liquidation Committee shall conduct a thorough examination of the JVCo’s assets and liabilities, on the basis of which it shall develop a liquidation plan which, if approved by the Board, shall be executed under the Liquidation Committee’s supervision.

28.5	In developing and executing the liquidation plan, the Liquidation Committee shall use every effort to obtain the highest possible price for the JVCo’s assets.

28.6
The liquidation expenses, including such remuneration to members of the Liquidation Committee as has previously been agreed upon by the Board, shall be paid out of JVCo’s assets in priority to the Claims of other creditors.

28.7
After the liquidation of the JVCo’s assets and the settlement of all of its outstanding debts, the balance of its assets and proceeds from the sale of such assets shall be paid over to the Parties in proportion to their respective Equity Interest.

29    Indemnification

29.1	Breach of Contract
If either Party is in breach of any provision of this Agreement or the JV Articles, without prejudice to the rights of the non-breaching Party set forth in this Agreement, the breaching Party shall indemnify the other Party and the JVCo and save them fully harmless against, and will reimburse them for all Losses suffered by the other Party and the JVCo as a result of such breach.

29.2	Ballard Indemnity
[Indemnity in respect of specific liability which is commercially sensitive in nature redacted]

29.3	[RESERVED]

29.4	Ballard Limitation of Liabilities

a.
Ballard will only be liable to Weichai for direct Losses suffered by them up to a maximum amount equal to two (2) times the total amounts actually paid by Weichai to the JVCo pursuant to this Agreement and Weichai hereby releases Ballard from all other Claims or greater amount. IN NO EVENT WILL BALLARD BE LIABLE FOR ANY SPECIAL, PUNITIVE, INDIRECT, INCIDENTAL, EXEMPLARY OR CONSEQUENTIAL DAMAGES ARISING OUT OF OR RESULTING FROM THIS AGREEMENT, INCLUDING LOST PROFITS, LOST REVENUES, FAILURE TO REALIZE EXPECTED SAVINGS, OR OTHER INDIRECT COMMERCIAL OR ECONOMIC LOSSES OF ANY KIND, HOWEVER ARISING AND UNDER ANY THEORY OF LIABILITY, WHETHER IN AN ACTION FOR CONTRACT, WARRANTY, STRICT LIABILITY, TORT (INCLUDING NEGLIGENCE) OR OTHERWISE, REGARDLESS OF WHETHER BALLARD HAS BEEN ADVISED ABOUT THE POSSIBILITY OF SUCH DAMAGE OR LOSS AND NOTWITHSTANDING THE FAILURE OF ESSENTIAL PURPOSE OF ANY REMEDY. THIS LIMITATION OF LIABILITY PROVISION APPLIES IN THE AGGREGATE AND NOT ON A PER CLAIM BASIS. THIS LIMITATION OF LIABILITY PROVISION DOES NOT LIMIT A PARTY’S LIABILITY FOR GROSS NEGLIGENCE, FRAUD OR INTENTIONAL MISCONDUCT. Without limiting the generality of the foregoing, Ballard will not be liable for:

(i)	any loss or damage caused by the failure of JVCo or Weichai to meet its responsibilities under this Agreement or the JV Articles;

(ii)
any loss or damage to any property or for any personal injury or economic loss or damage caused by the connection of a Ballard product to other devices or systems, except where such loss or damage results from or is attributable to defects, failures or other non-conformities of the Ballard product with applicable specifications; or

(iii)	any loss, damage or injury arising from or as a result of, misuse, abuse, modification or incorrect installation, integration or operation of a Ballard product, or the installation, integration or operation of a Ballard product by persons other than those employed by Weichai or an Affiliate of Weichai or authorized by Ballard.

29.5	Weichai Limitation and Release
Weichai will only be liable to Ballard for direct Losses suffered by them up to a maximum amount equal to two (2) times the total amounts actually paid by Ballard to the JVCo pursuant to this Agreement and Ballard hereby releases Weichai from all other Claims or greater amount. IN NO EVENT WILL WEICHAI BE LIABLE FOR ANY SPECIAL, PUNITIVE, INDIRECT, INCIDENTAL, EXEMPLARY OR CONSEQUENTIAL DAMAGES ARISING OUT OF OR RESULTING FROM THIS AGREEMENT, INCLUDING LOST PROFITS, LOST REVENUES, FAILURE TO REALIZE EXPECTED SAVINGS, OR OTHER INDIRECT COMMERCIAL OR ECONOMIC LOSSES OF ANY KIND, HOWEVER ARISING AND UNDER ANY THEORY OF LIABILITY, WHETHER IN AN ACTION FOR CONTRACT, WARRANTY, STRICT LIABILITY, TORT (INCLUDING NEGLIGENCE) OR OTHERWISE, REGARDLESS OF WHETHER WEICHAI HAS BEEN ADVISED ABOUT THE POSSIBILITY OF SUCH DAMAGE OR LOSS AND NOTWITHSTANDING THE FAILURE OF ESSENTIAL PURPOSE OF ANY REMEDY. THIS LIMITATION OF LIABILITY PROVISION APPLIES IN THE AGGREGATE AND NOT ON A PER CLAIM BASIS. THIS LIMITATION OF LIABILITY PROVISION DOES NOT LIMIT A PARTY’S LIABILITY FOR GROSS NEGLIGENCE, FRAUD OR INTENTIONAL MISCONDUCT. Without limiting the generality of the foregoing, Weichai will not be liable for any loss or damage caused by the failure of Ballard to meet its responsibilities under this Agreement or the JV Articles.

29.6	Survival of Rights and Liabilities
Termination of this Agreement or dissolution of the JVCo for any cause shall not release either Party from any liability (whether for breach of contract or otherwise) which at the time of termination or dissolution has already accrued to the other Party.
30    Force Majeure and Change of Law

30.1
Upon the occurrence of a Force Majeure Event, each Party shall immediately notify in writing the other Party of such event and furnish a written notice of the Force Majeure Event occurs stating the details of such event and reasons for non-performance, partial non-performance or delayed performance. Neither Party shall claim for damages caused by the Force Majeure Event. The Parties shall immediately take measures to resume performance of this Agreement upon termination of the Force Majeure Event.

30.2
Save as otherwise provided under Articles 27.2(e) and 27.4(b)(B) of this Agreement and Sections 15 and 16 of the MEA Supply Agreement (the final agreed form of which is attached to Schedule C of this Agreement), where the PRC Governmental Authorities promulgate new applicable Laws, or amend or abolish existing applicable Laws, or makes new interpretation or implementing rules for any applicable Laws after the date of this Agreement and the Equity Interest of either Party under this Agreement have been materially affected thereby, the Parties shall decide immediately within ninety (90) days after any of the above events occurs whether to continue the performance of this Agreement, or to make necessary adjustment so as to ensure that each Party’s Equity Interest under this Agreement is not less favorable than what the affected Party might have achieved if the above applicable Laws had not been promulgated, amended or abolished, or the above different interpretation had not been made.
31    Costs and Expenses
Unless otherwise provided in this Agreement, each Party shall be responsible for its own costs and expenses (including, without limitation, costs and expenses for legal counsels, tax and accounting advisors and any other consultant and advisor) incurred in connection with establishment of the JVCo and the negotiation, entering into, execution, completion and implementation of this Agreement, the JV Articles and the Ancillary Agreements.
32    Applicable Law
The validity, interpretation and implementation of this Agreement shall be governed by the PRC Laws.
33    Settlement of Disputes

33.1	Consultation and Mediation
The Parties shall use their reasonable endeavors to settle any dispute, controversy or Claim in connection with this Agreement through friendly consultations. The Parties further agree that at any time either Party may refer the dispute for mediation under the auspices and in accordance with the Rules of the Shanghai Commercial Mediation Center.

33.2	Choice of Arbitration

(a)
Subject to Article 33.1, in case no settlement can be reached through consultations or mediation within sixty (60) Business Days after the date of notification of the existence of the dispute, controversy or Claim by one Party to the other, then such dispute controversy or Claim, including a dispute as to the validity or existence of this Agreement, shall be finally settled by arbitration conducted with the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the HKIAC Administered Arbitration Rules in force when the notice of arbitration is submitted. The seat of arbitration shall be Hong Kong and the arbitral tribunal shall be composed of three (3) arbitrators. Each Party shall appoint one (1) arbitrator, and the said two (2) arbitrators shall appoint a third arbitrator. The arbitration shall be conducted in English.

(b)
The arbitral award shall be final and binding upon the Parties and shall be enforceable pursuant to its terms. Both Parties agree to waive their right to appeal to any court with jurisdiction in relation to relevant issues. Any arbitration expense (excluding attorney fees) shall be paid as fixed by the arbitral tribunal.

(c)
The arbitral award may be enforced by filing as judgment in any court having jurisdiction, or application may be made to such court for assistance in enforcing the award, as the case may be. If it becomes necessary for either Party to enforce an arbitral award by legal action of any kind, the defaulting Party shall pay all reasonable costs and expenses and attorney’s fees, including any cost of additional litigation or arbitration that shall be incurred by the Party seeking to enforce the award.

33.3	Continual Performance
During the period when a dispute is being resolved, the Parties shall in all respects other than the issue(s) in dispute continue their performance of this Agreement.

33.4	Nothing contained in this Article 33 shall preclude either Party from seeking specific performance, injunctive relief or other equitable remedies in any court with competent jurisdiction.
34    Miscellaneous

34.1	No Agent
Nothing in this Agreement shall be deemed to constitute either Party a partner or an agent of the other Party for any purpose. In particular, unless otherwise agreed in writing by the Parties, neither Party shall hold itself out as the agent of the other Party for any purposes or represent that it has authority to bind the other Party in any way. Each Party acknowledges that the other Party shall have no liability to any third party in respect of the operation of that Party and that Party agrees to indemnify such other Party against any Losses which such other Party may incur in respect thereof as a result of the breach by that Party of the provisions of this Article 34.1.

34.2	Entire Agreement

(a)
This Agreement, including its appendixes and schedules, constitutes the complete contract between the Parties for the establishment and operation of the JVCo, and supersedes any and all prior oral or written letters of intent, memorandums of understanding or contracts between the Parties.

(b)	The Parties acknowledge that they have not been induced to enter into this Agreement by any representation, warranty or undertaking not expressly incorporated into this Agreement.

(c)	The Parties acknowledge that Ballard has been induced to enter into this Agreement by Weichai’s undertaking to procure the JVCo to enter into the MEA Supply Agreement with Ballard Parent Company.

34.3	Assignment
Unless otherwise provided in this Agreement, neither Party may assign its rights or obligations under this Agreement without the prior written consent of the other Party.

34.4	Severability
If any provision in this Agreement shall be held to be illegal, invalid or legally unenforceable, in whole or in part, under any applicable enactment or rule of Laws, such provision or part shall to that extent be deemed not to form part of this Agreement but the legality, validity and enforceability of the remainder of this Agreement shall not be affected. The Parties shall consult with each other so as to replace the provisions that are deemed to have been deleted with a new one that shall be legal, effective, acceptable and closest possible to the Parties’ original purpose in this Agreement.

34.5	Waiver
Any Party’s failure to exercise or delay in exercising any right, power or privilege under this Agreement shall not operate as a waiver thereof, and any single or partial exercise of any right, power or privilege shall not preclude the exercise of any other right, power or privilege.

34.6	Further Assurance
At any time after the date of this Agreement, the Parties shall, and shall use their reasonable endeavors to procure that any necessary third party shall, to the extent reasonable and at the cost of the relevant Party, execute such documents and do such acts and things as that Party may reasonably require for the purpose of giving to that Party the full benefit of all the provisions of this Agreement.

34.7	Notices

(a)	All notices and communications between the Parties shall be in writing and shall be written in Chinese and English and may be delivered by hand, courier or fax to the following addresses:
[contact information redacted]

(b)	Notices shall be deemed to have been delivered at the following times:

(i)
if sent by mail, on the fifth (5th) Business Day following the date of mailing, if the date of mailing is a Business Day and the mailing was effected before 4:00 p.m. (local time in the place of mailing);

(ii)
if sent by e-mail, personal delivery or courier, on the date of delivery if it is a Business Day and the delivery was made before 4:00 p.m. (local time in the place of receipt) and otherwise on the next Business Day; or

(iii)	if sent by facsimile, on the Business Day following the date of confirmation of transmission by the originating facsimile.

(c)	Each Party may change its particulars for receipt of notices at any time by notice given to the other Party pursuant to this Article 34.7.

34.8	JV Articles
In case of any inconsistency between the JV Articles and this Agreement, this Agreement shall prevail. In so far as such inconsistency relates to the rights and obligations of the JVCo, the Parties shall make corresponding revisions of the JV Articles to reflect any amendments made to the JV Articles and shall execute such legal documents as may be necessary or reasonably required to effectuate any such amendments.

34.9	Languages and Copies

(a)	This Agreement is being executed in English and Chinese, and both versions shall be equally valid.

(a)	This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

34.10	Effective Date
This Agreement shall come into effect as from the Effective Date.

34.11	Amendments
No amendment to this Agreement shall be valid unless it is in writing and signed by or on behalf of each of the Parties.

34.12	Survival of provisions
The provisions set forth under Articles 16 (Profit Distribution), 17 (Intellectual Property), 19 (Foreign Exchange), 20 (Taxes), 25 (Confidentiality), 28 (Liquidation), 29 (Indemnification), 31 (Costs and Expenses), 32 (Applicable Law), 33 (Settlement of Disputes) and 34 (Miscellaneous) shall survive any expiry or earlier termination of this Agreement.

IN WITNESS WHEREOF, the Parties have caused their duly authorized representatives to sign this Agreement as of the date first set forth above.

WEICHAI POWER CO., LTD.

By:    _____________________________
Name:
Title:

BALLARD HONG KONG LIMITED

By:    ______________________________
Name:     Robert Randall MacEwan
Title:    Director

[Schedules to agreement redacted due to commercial sensitivity or as unexecuted Ancillary Agreements]